UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	GeoPark Limited Consolidated Financial Statements as of and for the year ended 31 December 2018

Item 1

GEOPARK LIMITED

CONSOLIDATED

FINANCIAL STATEMENTS

As of and for the year ended 31 December 2018

GEOPARK LIMITED

31 DECEMBER 2018

Contents

2	Report of Independent Registered Public Accounting Firm
3	Consolidated Statement of Income
4	Consolidated Statement of Comprehensive Income
5	Consolidated Statement of Financial Position
6	Consolidated Statement of Changes in Equity
7	Consolidated Statement of Cash Flow
8	Notes to the Consolidated Financial Statements

GEOPARK LIMITED

31 DECEMBER 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

GeoPark Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GeoPark Limited and its subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income and of comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE & CO. S.R.L.

By:	/s/ Fernando Alberto Rodríguez (Partner)
Fernando Alberto Rodríguez

Autonomous City of Buenos Aires, Argentina
March 6, 2019

We have served as the Company’s auditor since 2009.

GEOPARK LIMITED

31 DECEMBER 2018

CONSOLIDATED STATEMENT OF INCOME
Amounts in US$ ´000	Note	2018	2017	2016
REVENUE	7	601,161	330,122	192,670
Commodity risk management contracts	8	16,173	(15,448)	(2,554)
Production and operating costs	9	(174,260)	(98,987)	(67,235)
Geological and geophysical expenses	12	(13,951)	(7,694)	(10,282)
Administrative expenses	13	(52,074)	(42,054)	(34,170)
Selling expenses	14	(4,023)	(1,136)	(4,222)
Depreciation		(92,240)	(74,885)	(75,774)
Write-off of unsuccessful exploration efforts	20	(26,389)	(5,834)	(31,366)
Impairment loss reversed for non-financial assets	20-36	4,982	-	5,664
Other expenses		(2,887)	(5,088)	(1,344)
OPERATING PROFIT (LOSS)		256,492	78,996	(28,613)
Financial expenses	15	(39,321)	(53,511)	(36,229)
Financial income	15	3,059	2,016	2,128
Foreign exchange (loss) gain	15	(11,323)	(2,193)	13,872
PROFIT (LOSS) BEFORE INCOME TAX		208,907	25,308	(48,842)
Income tax expense	17	(106,240)	(43,145)	(11,804)
PROFIT (LOSS) FOR THE YEAR		102,667	(17,837)	(60,646)
Attributable to:
Owners of the Company		72,415	(24,228)	(49,092)
Non-controlling interest		30,252	6,391	(11,554)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Basic	19	1.19	(0.40)	(0.82)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Diluted	19	1.11	(0.40)	(0.82)

The notes on pages 8 to 79 are an integral part of these Consolidated Financial Statements.

GEOPARK LIMITED

31 DECEMBER 2018

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	2018	2017	2016
Profit (Loss) for the year	102,667	(17,837)	(60,646)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(4,401)	(512)	7,102
Total comprehensive profit (loss) for the year	98,266	(18,349)	(53,544)
Attributable to:
Owners of the Company	68,014	(24,740)	(41,990)
Non-controlling interest	30,252	6,391	(11,554)

The notes on pages 8 to 79 are an integral part of these Consolidated Financial Statements.

GEOPARK LIMITED

31 DECEMBER 2018

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	2018	2017
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	20	557,170	517,403
Prepaid taxes	22	3,275	3,823
Other financial assets	25	10,570	22,110
Deferred income tax asset	18	31,793	27,636
Prepayments and other receivables	24	219	235
TOTAL NON-CURRENT ASSETS		603,027	571,207
CURRENT ASSETS
Inventories	23	9,309	5,738
Trade receivables	24	16,215	19,519
Prepayments and other receivables	24	9,489	7,518
Prepaid taxes	22	45,170	26,048
Derivative financial instrument assets	25	27,539	-
Other financial assets	25	898	21,378
Cash and cash equivalents	25	127,727	134,755
Assets held for sale	35.2	23,286	-
TOTAL CURRENT ASSETS		259,633	214,956
TOTAL ASSETS		862,660	786,163
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	26	60	61
Share premium		237,840	239,191
Reserves		111,809	129,606
Accumulated losses		(206,688)	(283,933)
Attributable to owners of the Company		143,021	84,925
Non-controlling interest	35.1	-	41,915
TOTAL EQUITY		143,021	126,840
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	27	429,027	418,540
Provisions and other long-term liabilities	28	42,577	46,284
Deferred income tax liability	18	14,801	2,286
Trade and other payables	29	14,789	25,921
TOTAL NON-CURRENT LIABILITIES		501,194	493,031
CURRENT LIABILITIES
Borrowings	27	17,975	7,664
Derivative financial instrument liabilities	25	-	19,289
Current income tax liabilities		58,776	42,942
Trade and other payables	29	131,420	96,397
Liabilities associated with assets held for sale	35.2	10,274	-
TOTAL CURRENT LIABILITIES		218,445	166,292
TOTAL LIABILITIES		719,639	659,323
TOTAL EQUITY AND LIABILITIES		862,660	786,163

The notes on pages 8 to 79 are an integral part of these Consolidated Financial Statements.

GEOPARK LIMITED

31 DECEMBER 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	(Accumulated Losses) Retained Earnings	Non-controlling Interest	Total
Equity at 1 January 2016	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Comprehensive income:
Loss for the year	-	-	-	-	(49,092)	(11,554)	(60,646)
Currency translation differences	-	-	-	7,102	-	-	7,102
Total Comprehensive profit (loss) for the year 2016	-	-	-	7,102	(49,092)	(11,554)	(53,544)
Transactions with owners:
Share-based payment (Note 30)	1	6,032	-	-	(2,939)	273	3,367
Repurchase of shares (Note 26)	-	(1,991)	-	-	-	-	(1,991)
Dividends distribution to non-controlling interest	-	-	-	-	-	(6,406)	(6,406)
Total 2016	1	4,041	-	-	(2,939)	(6,133)	(5,030)
Balances at 31 December 2016	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income:
(Loss) Profit for the year	-	-	-	-	(24,228)	6,391	(17,837)
Currency translation differences	-	-	-	(512)	-	-	(512)
Total Comprehensive (loss) profit for the year 2017	-	-	-	(512)	(24,228)	6,391	(18,349)
Transactions with owners:
Share-based payment (Note 30)	1	3,145	-	-	754	175	4,075
Dividends distribution to non-controlling interest	-	-	-	-	-	(479)	(479)
Total 2017	1	3,145	-	-	754	(304)	3,596
Balances at 31 December 2017	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive income:
Profit for the year	-	-	-	-	72,415	30,252	102,667
Currency translation differences	-	-	-	(4,401)	-	-	(4,401)
Total Comprehensive (loss) profit for the year 2018	-	-	-	(4,401)	72,415	30,252	98,266
Transactions with owners:
Share-based payment (Note 30)	-	449	-	-	4,830	167	5,446
Repurchase of shares (Note 26)	(1)	(1,800)	-	-	-	-	(1,801)
Dividends distribution to non-controlling interest	-	-	-	-	-	(8,089)	(8,089)
Transactions with non-controlling interest (Note 35.1)	-	-	(13,396)	-	-	(64,245)	(77,641)
Total 2018	(1)	(1,351)	(13,396)	-	4,830	(72,167)	(82,085)
Balances at 31 December 2018	60	237,840	114,131	(2,322)	(206,688)	-	143,021

The notes on pages 8 to 79 are an integral part of these Consolidated Financial Statements.

GEOPARK LIMITED

31 DECEMBER 2018

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ '000	Note	2018	2017	2016
Cash flows from operating activities
Profit (Loss) for the year		102,667	(17,837)	(60,646)
Adjustments for:
Income tax expense	17	106,240	43,145	11,804
Depreciation		92,240	74,885	75,774
Loss on disposal of property, plant and equipment		272	190	14
Impairment loss reversed for non-financial assets	20-36	(4,982)	-	(5,664)
Write-off of unsuccessful exploration efforts	20	26,389	5,834	31,366
Accrual of borrowing’s interests		30,444	28,879	27,940
Borrowings cancellation costs	15	-	17,575	-
Amortization of other long-term liabilities	28	(1,005)	(657)	(2,924)
Unwinding of long-term liabilities	28	3,505	2,779	2,693
Accrual of share-based payment		5,446	4,075	3,367
Foreign exchange loss (gain)		11,323	2,193	(13,872)
Unrealized (gain) loss on commodity risk management contracts	8	(42,271)	13,300	3,068
Income tax paid		(67,704)	(6,925)	(1,956)
Changes in working capital	5	(6,358)	(25,278)	11,920
Cash flows from operating activities – net		256,206	142,158	82,884
Cash flows from investing activities
Purchase of property, plant and equipment		(124,744)	(105,604)	(39,306)
Acquisition of business	35.3	(48,850)	-	-
Proceeds from disposal of long-term assets	35.2	9,000	-	-
Cash flows used in investing activities – net		(164,594)	(105,604)	(39,306)
Cash flows from financing activities
Proceeds from borrowings		36,017	425,000	186
Debt issuance costs paid		-	(6,683)	-
Proceeds from cash calls from related parties		-	1,155	5,210
Repurchase of shares		(1,801)	-	(1,991)
Principal paid		(15,073)	(355,022)	(22,645)
Interest paid		(27,695)	(27,688)	(25,490)
Borrowings cancellation costs paid		-	(12,315)	-
Dividends distribution to non-controlling interest		(8,089)	(479)	(6,406)
Payments for transactions with non-controlling interest	35.1	(81,000)	-	-
Cash flows (used in) from financing activities - net		(97,641)	23,968	(51,136)
Net (decrease) increase in cash and cash equivalents		(6,029)	60,522	(7,558)

Cash and cash equivalents at 1 January		134,755	73,563	82,730
Currency translation differences		(999)	670	(1,609)
Cash and cash equivalents at the end of the year		127,727	134,755	73,563

Ending Cash and cash equivalents are specified as follows:
Cash in bank and bank deposits		127,707	134,734	73,551
Cash in hand		20	21	12
Cash and cash equivalents		127,727	134,755	73,563

The notes on pages 8 to 79 are an integral part of these Consolidated Financial Statements.

GEOPARK LIMITED

31 DECEMBER 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note

1 General Information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activities of the Company and its subsidiaries (the “Group” or “GeoPark”) are exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Peru.

These Consolidated Financial Statements were authorized for issue by the Board of Directors on 6 March 2019.

Note

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

2.1 Basis of preparation

The Consolidated Financial Statements of GeoPark Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under the historical cost convention.

The Consolidated Financial Statements are presented in thousands of United States Dollars (US$'000) and all values are rounded to the nearest thousand (US$'000), except in the footnotes and where otherwise indicated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in this note under the title “Accounting estimates and assumptions”.

All the information included in these Consolidated Financial Statements corresponds to the Group, except where otherwise indicated.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2018:

•	IFRS 9 Financial Instruments

•	IFRS 15 Revenue from Contracts with Customers

•	Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

•	Annual Improvements 2014-2016 cycle

•	Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Group also elected to adopt the following amendments early:

•	Annual Improvements to IFRS Standards 2015-2017 Cycle.

IFRS 9 replaces the provisions of IAS 39 related to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 from 1 January 2018 resulted in changes in accounting policies (see Note 2.16 and Note 2.18) and a reclassification of a measurement category (see below), but no adjustments to the amounts recognized in the Consolidated Financial Statements.

On 1 January 2018, the Group classified money market funds for US$ 44,123,000 accounted within Cash and cash equivalents as of 31 December 2017, as Financial assets at fair value through profit or loss that were previously classified as Loans and receivables. No results were generated as a consequence of this change. As of 31 December 2018, the Group holds money market funds for US$ 53,794,000.

IFRS 15 replaces IAS 18 which covered contracts for goods and services and IAS 11 which covered construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards.

The adoption of IFRS 15 from 1 January 2018 resulted in no changes in accounting policies or adjustments to the amounts recognized in the Consolidated Financial Statements.

The adoption of the other amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2018 and not early adopted.

• IFRS 16 Leases: will affect primarily the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating and financing leases and requires recognition of an asset (the right to use the leased item) and a financial liability to pay rentals for virtually all lease contracts. An optional exemption exists for short-term and low-value leases. The accounting by lessors will not significantly change. Some differences may arise as a result of the new guidance on the definition of a lease.

The Group has set up a project team by business unit which has reviewed each business unit’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases.

As at the reporting date, the Group has non-cancellable operating lease commitments of US$ 69,938,000, see Note 32.3. Of these commitments, the Group expects to recognize right-of-use assets and lease liabilities, at nominal value, of approximately US$ 14,449,000 on 1 January 2019. The remaining lease commitments, in accordance with IFRS 16, will be recognized on a straight-line basis as expense in the Consolidated Statement of Income.

There will not be an impact on Adjusted EBITDA as a consequence of the adoption of this new standard. This measure is used to assess the performance of the operating segments and is also considered for the calculation of the incurrence test covenants included in the indenture governing the Group’s main financial debt. Therefore, Management decided to modify the definition of this measure since the adoption of IFRS 16 in 2019 in order to ensure comparability with previous periods.

Operating cash flows will increase and financing cash flows decrease by approximately US$ 4,000,000 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Lease liability for property leases will be measured on transition at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application. The right-of-use asset on transition (on a lease-by-lease basis) will be measure at an amount equal to the lease liability (adjusted for any prepaid or accrued lease expenses).

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.2 Going concern

The Directors regularly monitor the Group's cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant breaches.

Considering macroeconomic environment conditions, the performance of the operations, the US$ 425,000,000 debt fundraising completed in September 2017, the Group’s cash position, and the fact that over 95% of its total indebtedness matures in 2024, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

2.3 Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred by the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between the Group and its subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2.5 Foreign currency translation

2.5.1 Functional and presentation currency

The Consolidated Financial Statements are presented in US Dollars, which is the Group’s presentation currency.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Chile, Colombia, Peru and Argentina is the US Dollar, meanwhile for the Group´s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

2.5.2 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statement of Income.

2.6 Joint arrangements

Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The Group has assessed the nature of its joint arrangements and determined them to be joint operations. The Group combines its share in the joint operations individual assets, liabilities, results and cash flows on a line-by-line basis with similar items in its financial statements.

2.7 Revenue recognition

Revenue from the sale of crude oil and gas is recognized in the Consolidated Statement of Income when control is transferred to the purchaser, and if the revenue can be measured reliably and is expected to be received. Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. See Note 32.1.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.8 Production and operating costs

Production and operating costs are recognized in the Consolidated Statement of Income on the accrual basis of accounting. These costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, leasing and royalties are also included within this account.

2.9 Financial results

Financial results include interest expenses, interest income, bank charges, the amortization of financial assets and liabilities, and foreign exchange gains and losses. The Group has capitalized the borrowing cost for wells and facilities that were initiated after 1 January 2009. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Group’s general borrowings during the year, which was 6.90% at year-end 2018 (6.90% at year-end 2017 and 7.98% in 2016). Amounts capitalized during the year amounted to US$ 257,507 (US$ 610,841 in 2017 and US$ 254,950 in 2016).

2.10 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment charges, if applicable. Historical cost includes expenditure that is directly attributable to the acquisition of the items; including provisions for asset retirement obligation.

Oil and gas exploration and production activities are accounted for in accordance with the successful efforts method on a field by field basis. The Group accounts for exploration and evaluation activities in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, capitalizing exploration and evaluation costs until such time as the economic viability of producing the underlying resources is determined. Costs incurred prior to obtaining legal rights to explore are expensed immediately to the Consolidated Statement of Income.

Exploration and evaluation costs may include: license acquisition, geological and geophysical studies (i.e.: seismic), direct labour costs and drilling costs of exploratory wells. No depreciation and/or amortization are charged during the exploration and evaluation phase. Upon completion of the evaluation phase, the prospects are either transferred to oil and gas properties or charged to expense (exploration costs) in the period in which the determination is made, depending whether they have discovered reserves or not. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable.

A charge of US$ 26,389,000 has been recognized in the Consolidated Statement of Income within Write-off of unsuccessful exploration efforts (US$ 5,834,000 in 2017 and US$ 31,366,000 in 2016). See Note 20.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.10 Property, plant and equipment (continued)

All field development costs are considered construction in progress until they are finished and capitalized within oil and gas properties, and are subject to depreciation once completed. Such costs may include the acquisition and installation of production facilities, development drilling costs (including dry holes, service wells and seismic surveys for development purposes), project-related engineering and the acquisition costs of rights and concessions related to proved properties.

Workovers of wells made to develop reserves and/or increase production are capitalized as development costs. Maintenance costs are charged to the Consolidated Statement of Income when incurred.

Capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by the licensed area basis, using the unit of production method, based on commercial proved and probable reserves. The calculation of the “unit of production” depreciation takes into account estimated future finding and development costs and is based on current year-end unescalated price levels. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Depreciation of the remaining property, plant and equipment assets (i.e. furniture and vehicles) not directly associated with oil and gas activities has been calculated by means of the straight-line method by applying such annual rates as required to write-off their value at the end of their estimated useful lives. The useful lives range between 3 years and 10 years.

Depreciation is allocated in the Consolidated Statement of Income as a separate line to better follow the performance of the business.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Impairment of non-financial assets in Note 2.12).

2.11 Provisions and other long-term liabilities

Provisions for asset retirement obligations, deferred income, restructuring obligations and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as financial expense.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.11 Provisions and other long-term liabilities (continued)

2.11.1 Asset Retirement Obligation

The Group records the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recorded, the Group capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value at each reporting period, and the capitalized cost is depreciated over the estimated useful life of the related asset. According to interpretations and the application of current legislation, and on the basis of the changes in technology and the variations in the costs of restoration necessary to protect the environment, the Group has considered it appropriate to periodically re-evaluate future costs of well-capping. The effects of this recalculation are included in the financial statements in the period in which this recalculation is determined and reflected as an adjustment to the provision and the corresponding property, plant and equipment asset.

2.11.2 Deferred Income

Relates to contributions received in cash from the Group’s clients to improve the project economics of gas wells. The amounts collected are reflected as a deferred income in the balance sheet and recognized in the Consolidated Statement of Income over the productive life of the associated wells. The depreciation of the gas wells that generated the deferred income is charged to the Consolidated Statement of Income simultaneously with the amortization of the deferred income. The amounts used in 2017 correspond to the deferred income related to the take-or-pay provision associated to gas sales in Brazil.

2.12 Impairment of non-financial assets

Assets that are not subject to depreciation and/or amortization (i.e.: exploration and evaluation assets) are tested annually for impairment. Assets that are subject to depreciation and/or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units), generally a licensed area. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

No asset should be kept as an exploration and evaluation asset for a period of more than three years, except if it can be clearly demonstrated that the carrying value of the investment will be recoverable.

During 2018, impairment loss was reversed for US$ 4,982,000 (no impairment loss recognized or reversed in 2017 and impairment loss reversed for US$ 5,664,000 in 2016). See Note 36. The write-offs are detailed in Note 20.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.13 Lease contracts

All current lease contracts are considered to be operating leases on the basis that the lessor retains substantially all the risks and rewards related to the ownership of the leased asset. Payments related to operating leases and other rental agreements are recognized in the Consolidated Income Statement on a straight-line basis over the term of the contract. The Group's total commitment relating to operating leases and rental agreements is disclosed in Note 32.3.

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Under a finance lease, the Group as lessor has to recognize an amount receivable equal to the aggregate of the minimum lease payments plus any unguaranteed residual value accruing to the lessor, discounted at the interest rate implicit in the lease.

2.14 Inventories

Inventories comprise crude oil and materials.

Crude oil is measured at the lower of cost and net realizable value. Materials are measured at the lower of cost and recoverable amount. The cost of materials and consumables is calculated at acquisition price with the addition of transportation and similar costs. Cost is determined using the first-in, first-out (FIFO) method.

2.15 Current and deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. The computation of the income tax expense involves the interpretation of applicable tax laws and regulations in many jurisdictions. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

In addition, the Group has tax-loss carry-forwards in certain tax jurisdictions that are available to be offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. Management judgment is exercised in assessing whether this is the case. To the extent that actual outcomes differ from management’s estimates, taxation charges or credits may arise in future periods.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.15 Current and deferred income tax (continued)

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Group does not expect that the temporary differences will revert in the foreseeable future. In the event that these differences revert in total (e.g. dividends are declared and paid), the deferred tax liability which the Group would have to recognize amounts to approximately US$ 11,400,000.

Deferred tax balances are provided in full, with no discounting.

2.16 Non-current assets or disposal groups held for sale

Non-current assets or disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset or disposal group to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset or disposal group, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset or disposal group is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the Consolidated Statement of Financial Position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Consolidated Statement of Financial Position.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.17 Financial assets

Financial assets are divided into the following categories: amortized cost; financial assets at fair value through profit or loss and fair value through other comprehensive income. The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

All financial assets not at fair value through profit or loss are initially recognized at fair value, plus transaction costs. Transaction costs of financial assets carried at fair value through profit or loss, if any, are expensed to profit or loss.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at each balance sheet date.

Interest and other cash flows resulting from holding financial assets are recognized in the Consolidated Statement of Income when receivable, regardless of how the related carrying amount of financial assets is measured.

Amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. These financial assets comprise trade receivables, prepayments and other receivables and cash and cash equivalents in the Consolidated Statement of Financial Position. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. These financial assets are subsequently measured at amortized cost using the effective interest method, less provision for impairment, if applicable.

Any change in their value through impairment or reversal of impairment is recognized in the Consolidated Statement of Income. All of the Group’s financial assets are classified as amortized cost.

2.18 Other financial assets

Non-current other financial assets include contributions made for environmental obligations according to a Colombian and Brazilian government request and are restricted for those purposes.

Current other financial assets include short-term investments with original maturities up to twelve months and over three months. As of 31 December 2017, they also included the security deposit granted in relation to the purchase of Argentinian assets (see Note 35.3).

2.19 Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.20 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts, if any, are shown within borrowings in the current liabilities section of the Consolidated Statement of Financial Position.

2.21 Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of the business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.22 Derivatives

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and initially and subsequently measured at fair value through profit and loss. They are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period.

The mark-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy. Gains and losses arising from changes in fair value are recognized in the Consolidated Statement of Income within Commodity risk management contracts.

For more information about derivatives please refer to Note 8.

2.23 Borrowings

Borrowings are obligations to pay cash and are recognized when the Group becomes a party to the contractual provisions of the instrument.

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Consolidated Statement of Income over the period of the borrowings using the effective interest method.

Direct issue costs are charged to the Consolidated Statement of Income on an accrual basis using the effective interest method.

GEOPARK LIMITED

31 DECEMBER 2018

Note

2 Summary of significant accounting policies (continued)

2.24 Share capital

Equity comprises the following:

•	"Share capital" representing the nominal value of equity shares.

•	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issuance.

•	"Other reserve" representing:

-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end or,

-	the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries.

•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.

•	"(Accumulated losses) Retained earnings" representing accumulated earnings and losses.

2.25 Share-based payment

The Group operates a number of equity-settled share-based compensation plans comprising share awards payments to certain employees and other third-party contractors. Share-based payment transactions are measured in accordance with IFRS 2.

Fair value of the stock option plan for employee or contractors services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted calculated using the Geometric Brownian Motion method.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the Consolidated Statement of Income, with a corresponding adjustment to equity.

The fair value of the share awards payments is determined at the grant date by reference of the market value of the shares and recognized as an expense over the vesting period. When the awards are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

GEOPARK LIMITED

31 DECEMBER 2018

Note

3 Financial Instruments-risk management

The Group is exposed through its operations to the following financial risks:

•	Currency risk

•	Price risk

•	Credit risk – concentration

•	Funding and liquidity risk

•	Interest rate risk

•	Capital risk management

The policy for managing these risks is set by the Board of Directors. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the corporate department. The policy for each of the above risks is described in more detail below.

Currency risk

In Colombia, Chile, Argentina and Peru the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar does not impact the loans, costs and revenue held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

In Colombian, Chilean, Argentinean and Peruvian subsidiaries most of the balances are denominated in US Dollars, and since it is the functional currency of the subsidiaries, there is no exposure to currency fluctuation except from receivables or payables originated in local currency mainly corresponding to VAT and income tax.

The Group minimises the local currency positions in Colombia, Chile, Argentina and Peru by seeking to balance local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore, the Group maintains a net exposure to them, except for what it is described below.

In December 2018, GeoPark decided to manage its future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, the Group entered into a derivative financial instrument with a local bank in Colombia, for an amount equivalent to US$ 92,050,000, in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of 2019. The Group’s derivatives are accounted for as non-hedge derivatives as of 31 December 2018 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur. Considering that the instrument was subscribed by year-end, as of 31 December 2018 the impact was not material.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2018, the Colombian Peso devalued by 9% (revalued by 1% in 2017 and 5% in 2016) against the US Dollar, the Chilean Peso devalued by 13% (revalued by 8% in 2017 and devalued by 6% in 2016), the Argentine Peso devalued by 102% (17% and 22% in 2017 and 2016) and the Peruvian Peso devalued by 4% (revalued by 4% in 2017 and 2% in 2016).

GEOPARK LIMITED

31 DECEMBER 2018

Note

3 Financial Instruments-risk management (continued)

Currency risk (continued)

If the Colombian Peso, the Chilean Peso, the Argentine Peso and the Peruvian Peso had each devalued an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 57,000 (post-tax loss higher by US$ 1,538,000 in 2017 and US$ 2,683,400 in 2016).

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the provision for asset retirement obligation and the intercompany loan, which was fully cancelled in October 2018, reducing significantly the exposure to foreign currency fluctuation. The exchange loss generated by the Brazilian subsidiary during 2018 amounted to US$ 5,862,000 (loss of US$ 1,274,000 in 2017 and gain of US$ 14,542,000 in 2016).

During 2018, the Brazilian Real devalued by 17% against the US Dollar (devalued by 2% in 2017 and revalued by 17% in 2016, respectively). If the Brazilian Real had devalued 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 515,000 (post-tax loss higher by US$ 3,100,000 in 2017 and US$ 5,300,000 in 2016).

As currency rate changes between the US Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

Price risk

The realized oil price for the Group is linked to US dollar denominated crude oil international benchmarks. The market price of this commodity is subject to significant volatility and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil, the geopolitical landscape, the economic conditions and a variety of additional factors. The main factors affecting realized prices for gas sales vary across countries with some closely linked to international references while others are more domestically driven.

In Colombia, the realized oil price is linked to the Vasconia crude reference price, a marker broadly used in the Llanos basin, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur content, water content, delivery point and transport costs.

In Chile, the oil price is based on Dated Brent minus certain marketing and quality discounts such as, API, sulphur content and others.

GeoPark has signed a long-term Gas Supply Contract with Methanex in Chile. The price of the gas sold under this contract is determined by a formula that considers a basket of international methanol prices, including US Gulf methanol spot barge prices, methanol spot Rotterdam prices and spot prices in Asia.

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in Brazilian Real and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Indice Geral de Preços do Mercado), or IGPM.

GEOPARK LIMITED

31 DECEMBER 2018

Note

3 Financial Instruments-risk management (continued)

Price risk (continued)

In Argentina, the realized oil prices for our production in the Neuquen Basin follows the “Medanito” blend oil price reference, which has traditionally been linked to ICE Brent adjusted by certain marketing and quality discounts based on API, delivery point and transport costs. Between May and November 2018, Medanito crude prices were capped industry-wide between US$ 65 per barrel and US$ 70 per barrel. Since December 2018, domestic prices have reconnected to the international benchmark.

Gas sales in Argentina are carried out through annual contracts that go from May to April. The price of the gas sold under these contracts depends mainly on domestic supply and demand and regulation affecting the sector.

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$ 13,709,000 (post-tax loss higher by US$ 10,423,000 in 2017 and US$ 23,655,000 in 2016).

Since October 2016, GeoPark decided to manage part of the exposure to crude oil price volatility using derivatives. The Group considers these derivative contracts to be an effective manner of properly managing commodity price risk. The price risk management activities mainly employ combinations of options and key parameters are based on forecasted production and budget price levels. GeoPark has also obtained credit lines from industry leading counterparties to minimize the potential cash exposure of the derivative contracts (see Note 8).

Credit risk – concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognized values of commodities sold. GeoPark considers that there is no significant risk associated to the Group’s major customers and hedging counterparties.

In Colombia, during 2018, the Colombian subsidiary made 99% of the oil sales to Trafigura (one of the world’s leading independent commodity trading and logistics houses), with Trafigura accounting for 82% of the consolidated revenue for the same period. With the expiration of our long-term contract with Trafigura in December 2018, GeoPark begun diversifying its client base in Colombia, allocating sales on a competitive basis to industry leading participants including traders and other producers. The contracts extend through 2019 with no longer term delivery commitments in place. Delivery points include wellhead and other locations on the Colombian pipeline system. GeoPark manages its counterparty credit risk associated to sales contracts by including early payment conditions to minimize the exposure.

All the oil produced in Chile as well as the gas produced by TdF blocks (3% of the consolidated revenue, 5% in 2017 and 10% in 2016) is sold to ENAP, the State-owned oil and gas company. In Chile, most of gas production is sold to the local subsidiary of Methanex, a Canadian public company (3% of the consolidated revenue, 5% in 2017 and 9% in 2016).

GEOPARK LIMITED

31 DECEMBER 2018

Note

3 Financial Instruments-risk management (continued)

Credit risk – concentration (continued)

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the State-owned company, which is the operator of the Manati Field (5% of the consolidated revenue, 10% in 2017 and 15% in 2016).

In Argentina, all the gas produced is sold to Grupo Albanesi, a leading Argentine privately-held conglomerate focused on the energy market that offers natural gas, power supply and transport services to its customers. GeoPark has an annual agreement in effect from May 2018 through April 2019. Gas sales in Argentina account for 1% of the consolidated revenues.

The oil sales in Argentina are diversified across clients and delivery points: i) 30% of the oil produced in Argentina (2% of the consolidated revenue) is sold locally in Neuquen, delivered at well-head; and ii) 70% of the oil produced in Argentina (3% of the consolidated revenue) is sold to major Argentinean refineries, delivered via pipeline. GeoPark manages the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure.

The forementioned companies all have a good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

Since October 2016, the Group has executed oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies, therefore the Directors do not consider there to be a significant collection risk.

See disclosure in Notes 8 and 25.

GEOPARK LIMITED

31 DECEMBER 2018

Note

3 Financial Instruments-risk management (continued)

Funding and Liquidity risk

In the past, the Group was able to raise capital through different sources of funding including equity, strategic partnerships and financial debt. During 2017, the Group placed US$ 425,000,000 Notes (see Note 27).

The Group is positioned at the end of 2018 with a cash balance of US$ 127,727,000 and over 95% of its total indebtedness matures in 2024. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 39,000 boepd in production at year end. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

The Indenture governing the Company Notes 2024 includes incurrence test covenants related to compliance with certain thresholds of Net Debt to Adjusted EBITDA ratio and Adjusted EBITDA to Interest ratio. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Group’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. As of the date of these Consolidated Financial Statements, the Group is in compliance with all the indenture’s provisions and covenants.

The most significant funding transactions executed during 2018 and 2017 include:

In October 2018, the Brazilian subsidiary executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020.

In April 2018, the Colombian subsidiary executed an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided GeoPark with access to up to US$ 25,000,000 in the form of prepaid future oil sales. The availability period for the prepayment agreement expires on 31 March 2019. As of the date of these Consolidated Financial Statements, GeoPark has not withdrawn any amount from this prepayment agreement.

In September 2017, the Company successfully placed US$ 425,000,000 Notes. These Notes carry a coupon of 6.50% per annum and their final maturity will be 21 September 2024. The net proceeds from the Notes were used by the Group to fully repay the 7.50% senior secured Notes due 2020 and for general corporate purposes, including capital expenditures and to repay other existing indebtedness.

GEOPARK LIMITED

31 DECEMBER 2018

Note

3 Financial Instruments-risk management (continued)

Interest rate risk

The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to interest rate risk.

The Group does not face interest rate risk on its US$ 425,000,000 Notes which carry a fixed rate coupon of 6.50% per annum. Consequently, the accruals and interest payment are not substantially affected by the market interest rate changes.

At 31 December 2018, the outstanding long-term borrowing affected by a variable rate amounted to US$ 19,750,000, representing 4.5% of total borrowings. It corresponds to a loan from Santander Bank taken by the Brazilian subsidiary that has a floating interest rate based on CDI (Interbank certificate of deposit), which represents the average rate of all inter-bank overnight transactions in Brazil.

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate. For each simulation, the same interest rate is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

At 31 December 2018, if 1% is added to interest rates on currency-denominated borrowings with all other variables held constant, post-tax profit for the year would have been lower by US$ 21,000 (no exposure to fluctuations in the interest rate in 2017 and post-tax loss higher by US$ 467,000 in 2016).

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The Group’s strategy, due to the market conditions prevailing during the last years and the growth strategy of the Group, is to keep the gearing ratio within a 60% to 80% range.

GEOPARK LIMITED

31 DECEMBER 2018

Note

3 Financial Instruments-risk management (continued)

Capital risk management (continued)

The gearing ratios at 31 December 2018 and 2017 were as follows:

Amounts in US$ '000	2018	2017
Net Debt	319,275	291,449
Total Equity	143,021	126,840
Total Capital	462,296	418,289
Gearing Ratio	69%	70%

Note

4 Accounting estimates and assumptions

Estimates and assumptions are used in preparing the financial statements. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key estimates and assumptions used in these Consolidated Financial Statements are noted below:

•	Cash flow estimates for impairment assessments of non-financial assets require assumptions about two primary elements: future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group's forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs.

Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 36).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of 31 December 2018 prepared by DeGolyer and MacNaughton, an independent international consultancy to the oil and gas industry based in Dallas. It incorporates many factors and assumptions including:

GEOPARK LIMITED

31 DECEMBER 2018

Note

4 Accounting estimates and assumptions (continued)

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;

o	future production rates based on historical performance and expected future operating and investment activities;

o	future oil and gas prices and quality differentials;

o	assumed effects of regulation by governmental agencies; and

o	future development and operating costs.

Management believes these factors and assumptions are reasonable based on the information available to them at the time of preparing the estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

•	The Group adopts the successful efforts method of accounting. The Management of the Group makes assessments and estimates regarding whether an exploration and evaluation asset should continue to be carried forward as such when insufficient information exists. This assessment is made on a quarterly basis considering the advice from qualified experts.

•	Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities.

•	Obligations related to the abandonment of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Group has adopted the following criterion for recognizing well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area at the present value of the estimated future expenditure. The liabilities recognized are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

•	From time to time, the Group may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, tax, environmental, safety and health matters. For example, from time to time, the Group receives notice of environmental, health and safety violations. Based on what the Management of the Group currently knows, it is not expected any material impact on the financial statements.

GEOPARK LIMITED

31 DECEMBER 2018

Note

5 Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow shows the Group's cash flows for the year for operating, investing and financing activities and the change in cash and cash equivalents during the year.

Cash flows from operating activities are computed from the results for the year adjusted for non-cash operating items, changes in net working capital, and corporate tax. Income tax paid is presented as a separate item under operating activities.

Cash flows from investing activities include payments in connection with the purchase and sale of property, plant and equipment and cash flows relating to the purchase and sale of enterprises to third parties, if any.

Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft and liquid funds with a term of less than three months.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$ '000	2018	2017	2016
(Decrease) Increase in asset retirement obligation	(4,355)	5,943	1,195
(Decrease) Increase in provisions for other long-term liabilities	(60)	2,053	3,468
Purchase of property, plant and equipment	1,100	11,759	(4,657)

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$ '000	2018	2017	2016
Increase in Prepaid taxes	(36,716)	(14,802)	(2,351)
Decrease (Increase) in Inventories	511	(2,031)	466
Decrease (Increase) in Trade receivables	3,423	(1,344)	(4,811)
Decrease (Increase) in Prepayments and other receivables and Other assets	655	(8,623)	(1,758)
Customer advance (repayments) payments (a)	(10,000)	(10,000)	20,000
Security deposit utilised (granted) (Note 35.3)	15,600	(15,600)	-
Increase in Trade and other payables	20,169	27,122	374
	(6,358)	(25,278)	11,920

(a)	In December 2015, the Colombian subsidiary entered into a prepayment agreement with Trafigura under which GeoPark sells and deliver a portion of its Colombian crude oil production. Funds committed were repaid by the Group on a monthly basis through future oil deliveries until December 2018.

GEOPARK LIMITED

31 DECEMBER 2018

Note

6 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and to allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

Segment areas (geographical segments):

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Corporate	Total
2018
Revenue	497,870	37,359	30,053	35,879	-	-	601,161
Sale of crude oil	496,341	17,402	1,198	30,549	-	-	545,490
Sale of gas	1,529	19,957	28,855	5,330	-	-	55,671
Realized loss on commodity risk management contracts	(26,098)	-	-	-	-	-	(26,098)
Production and operating costs	(118,533)	(21,899)	(8,785)	(25,043)	-	-	(174,260)
Royalties	(62,710)	(1,473)	(2,820)	(4,833)	-	-	(71,836)
Transportation costs	(1,258)	(1,250)	-	(120)	-	-	(2,628)
Share-based payment	(461)	(226)	(37)	(154)	-	-	(878)
Other operating costs	(54,104)	(18,950)	(5,928)	(19,936)	-	-	(98,918)
Operating profit (loss)	309,357	(29,139)	4,370	(6,739)	(4,529)	(16,828)	256,492
Operating netback	352,672	15,153	21,306	8,527	-	-	397,658
Adjusted EBITDA	319,447	8,784	17,908	4,576	(7,077)	(13,082)	330,556

Depreciation	(42,721)	(28,203)	(10,395)	(10,640)	(245)	(36)	(92,240)
Reversal (recognition) of impairment losses	11,531	(6,549)	-	-	-	-	4,982
Write-off	(17,665)	(6,121)	(2,020)	(583)	-	-	(26,389)
Total assets	383,450	276,449	70,424	87,259	35,817	9,261	862,660

Employees (average)	182	101	12	121	27	2	445
Employees at year end	178	100	12	137	28	2	457

GEOPARK LIMITED

31 DECEMBER 2018

Note

6 Segment information (continued)

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Corporate	Total
2017
Revenue	263,076	32,738	34,238	70	-	-	330,122
Sale of crude oil	262,309	15,873	910	70	-	-	279,162
Sale of gas	767	16,865	33,328	-	-	-	50,960
Realized loss on commodity risk management contracts	(2,148)	-	-	-	-	-	(2,148)
Production and operating costs	(66,913)	(20,999)	(10,737)	(338)	-	-	(98,987)
Royalties	(24,236)	(1,314)	(3,134)	(13)	-	-	(28,697)
Transportation costs	(1,678)	(1,211)	-	(80)	-	-	(2,969)
Share-based payment	(248)	(170)	(39)	-	-	-	(457)
Other operating costs	(40,751)	(18,304)	(7,564)	(245)	-	-	(66,864)
Operating profit (loss)	116,290	(19,675)	4,434	(3,430)	(3,850)	(14,773)	78,996
Operating netback	194,013	11,222	23,540	(467)	-	-	228,308
Adjusted EBITDA	168,303	4,070	20,166	(2,183)	(3,505)	(11,075)	175,776

Depreciation	(40,010)	(23,730)	(10,809)	(159)	(139)	(38)	(74,885)
Write-off	(1,625)	(546)	(2,978)	(685)	-	-	(5,834)
Total assets	288,429	301,931	91,604	30,924	22,099	51,176	786,163

Employees (average)	164	102	12	88	13	-	379
Employees at year end	180	102	12	92	19	-	405

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Corporate	Total
2016
Revenue	126,228	36,723	29,719	-	-	-	192,670
Sale of crude oil	125,731	18,774	688	-	-	-	145,193
Sale of gas	497	17,949	29,031	-	-	-	47,477
Realized gain on commodity risk management contracts	514	-	-	-	-	-	514
Production and operating costs	(36,607)	(22,169)	(8,459)	-	-	-	(67,235)
Royalties	(7,281)	(1,495)	(2,721)	-	-	-	(11,497)
Transportation costs	(1,111)	(1,170)	-	-	-	-	(2,281)
Share-based payment	(413)	(138)	(71)	-	-	-	(622)
Other operating costs	(27,802)	(19,366)	(5,667)	-	-	-	(52,835)
Operating profit (loss)	31,463	(44,969)	(645)	370	(3,147)	(11,685)	(28,613)
Operating netback	87,523	13,696	21,356	(378)	41	(91)	122,147
Adjusted EBITDA	66,921	5,159	17,487	1,848	(2,607)	(10,487)	78,321

Depreciation	(31,148)	(31,355)	(12,974)	(150)	(130)	(17)	(75,774)
Reversal of impairment losses	5,664	-	-	-	-	-	5,664
Write-off	(7,394)	(19,389)	(4,583)	-	-	-	(31,366)
Total assets	182,784	317,969	99,904	6,071	5,020	28,792	640,540

Employees (average)	138	102	10	80	11	-	341
Employees at year end	146	102	10	77	10	-	345

Approximately 78% of capital expenditure was incurred by Colombia (76% in 2017 and 67% in 2016), 6% was incurred by Chile (10% in 2017 and 20% in 2016), 2% was incurred by Brazil (3% in 2017 and 9% in 2016), 7% was incurred by Argentina (8% in 2017 and 4% in 2016) and 7% was incurred by Peru ( 3% in 2017 and nil in 2016).

GEOPARK LIMITED

31 DECEMBER 2018

Note

6 Segment information (continued)

A reconciliation of total Operating netback to total profit (loss) before income tax is provided as follows:

Amounts in US$ '000	2018	2017	2016
Operating netback	397,658	228,308	122,147
Administrative expenses	(48,028)	(38,937)	(32,323)
Geological and geophysical expenses	(19,074)	(13,595)	(11,503)
Adjusted EBITDA for reportable segments	330,556	175,776	78,321
Unrealized gain (loss) on commodity risk management contracts	42,271	(13,300)	(3,068)
Depreciation (a)	(92,240)	(74,885)	(75,774)
Share-based payment	(5,446)	(4,075)	(3,367)
Impairment and write-off of unsuccessful exploration efforts	(21,407)	(5,834)	(25,702)
Others (b)	2,758	1,314	977
Operating profit (loss)	256,492	78,996	(28,613)
Financial expenses	(39,321)	(53,511)	(36,229)
Financial income	3,059	2,016	2,128
Foreign exchange (loss) profit	(11,323)	(2,193)	13,872
Profit (Loss) before tax	208,907	25,308	(48,842)

(a)	Net of capitalized costs for oil stock included in Inventories.

(b)	Includes allocation to capitalized projects.

Note

7 Revenue

Amounts in US$ '000	2018	2017	2016
Sale of crude oil	545,490	279,162	145,193
Sale of gas	55,671	50,960	47,477
	601,161	330,122	192,670

Note

8 Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars or zero-premium 3-ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 31 December 2018 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

GEOPARK LIMITED

31 DECEMBER 2018

Note

8 Commodity risk management contracts (continued)

The following table presents the Group’s derivative contracts in force as of 31 December 2018:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

1 April 2018 - 31 December 2018	ICE BRENT	Zero Premium 3 Way	3,000	45.00-55.00 Put 77.15 Call
1 April 2018 - 31 December 2018	ICE BRENT	Zero Premium 3 Way	1,000	45.00-55.00 Put 77.50 Call
1 July 2018 - 31 March 2019	ICE BRENT	Zero Premium 3 Way	2,000	50.00-60.00 Put 97.00 Call
1 July 2018 - 31 March 2019	ICE BRENT	Zero Premium 3 Way	2,000	50.00-60.00 Put 97.05 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	3,700	55.00-65.00 Put 90.00 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,000	55.00-65.00 Put 90.10 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,300	55.00-65.00 Put 90.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	2,000	65.00 Put 92.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	3,000	65.00 Put 92.26 Call

The table below summarizes the gain (loss) on the commodity risk management contracts:

	2018	2017	2016
Realized (loss) gain on commodity risk management contracts	(26,098)	(2,148)	514
Unrealized gain (loss) on commodity risk management contracts	42,271	(13,300)	(3,068)
Total	16,173	(15,448)	(2,554)

Note

9 Production and operating costs

Amounts in US$ '000	2018	2017	2016
Well and facilities maintenance	20,262	14,722	13,160
Operation and maintenance	7,756	3,116	2,137
Staff costs (Note 11)	17,725	11,901	8,722
Share-based payment (Note 11)	878	457	622
Royalties	71,836	28,697	11,497
Consumables	17,444	11,902	8,283
Transportation costs	2,628	2,969	2,281
Equipment rental	9,317	5,818	3,868
Safety and Insurance costs	3,878	2,591	2,222
Gas plant costs	5,967	6,069	6,300
Field camp	2,959	2,377	1,687
Non-operated blocks costs	1,327	1,213	1,082
Other costs	12,283	7,155	5,374
	174,260	98,987	67,235

GEOPARK LIMITED

31 DECEMBER 2018

Note

10 Depreciation

Amounts in US$ '000	2018	2017	2016
Oil and gas properties	72,130	57,725	61,080
Production facilities and machinery	17,958	14,558	10,788
Furniture, equipment and vehicles	1,579	1,948	2,702
Buildings and improvements	996	844	920
Depreciation of property, plant and equipment (a)	92,663	75,075	75,490

Related to:

Productive assets	90,088	72,283	71,868
Administrative assets	2,575	2,792	3,622
Depreciation total (a)	92,663	75,075	75,490

(a) Depreciation without considering capitalized costs for oil stock included in Inventories.

Note

11 Staff costs and Directors Remuneration

	2018	2017	2016
Number of employees at year end	457	405	345
Amounts in US$ '000
Wages and salaries	52,644	41,775	33,922
Share-based payments (Note 30)	5,446	4,075	3,367
Social security charges	7,464	5,364	3,792
Director’s fees and allowance	2,876	3,458	2,088
	68,430	54,672	43,169

Recognized as follows:

Production and operating costs	18,603	12,358	9,344
Geological and geophysical expenses	15,527	11,026	10,439
Administrative expenses	34,300	31,288	23,386
	68,430	54,672	43,169

Board of Directors’ and key managers’ remuneration
Salaries and fees	12,452	9,674	7,337
Share-based payments	2,918	2,322	1,211
Other benefits in kind	272	287	112
	15,642	12,283	8,660

GEOPARK LIMITED

31 DECEMBER 2018

Note

11 Staff costs and Directors Remuneration (continued)

Directors’ Remuneration

	Executive Directors’ Fees (in US$)	Executive Directors’ Bonus (in US$)	Non-Executive Directors’ Fees (in US$)	Director Fees Paid in Shares (No. of Shares)	Cash Equivalent Total Remuneration (in US$)
Gerald O’Shaughnessy	400,000	-	-	-	400,000
James F. Park	800,000	695,506	-	-	1,495,506
Pedro E. Aylwin (a)	26,000	-	-	-	26,000
Juan Cristóbal Pavez (b)	-	-	110,000	7,596	210,000
Carlos Gulisano (c)	-	-	110,000	7,596	210,000
Robert Bedingfield (d)	-	-	110,000	7,596	210,000
Jamie Coulter	-	-	75,000	7,596	175,000
Constantine Papadimitriou	-	-	40,000	2,761	90,000

a Pedro E. Aylwin has a service contract that provides for him to act as Director of Legal and Governance.

b Compensation Committee Chairman.

c Technical Committee Chairman.

d Audit Committee Chairman.

On 2 January 2019, 439,075 shares were issued to Directors as a consequence of the vesting of the Value Creation Plan (”VCP”). See Note 30.

Note

12 Geological and geophysical expenses

Amounts in US$ '000	2018	2017	2016
Staff costs (Note 11)	15,005	10,525	9,541
Share-based payment (Note 11)	522	501	898
Allocation to capitalized project	(5,645)	(6,402)	(2,119)
Other services	4,069	3,070	1,962
	13,951	7,694	10,282

GEOPARK LIMITED

31 DECEMBER 2018

Note

13 Administrative expenses

Amounts in US$ '000	2018	2017	2016
Staff costs (Note 11)	27,378	24,713	19,451
Share-based payment (Note 11)	4,046	3,117	1,847
Consultant fees	7,427	5,120	3,894
Office expenses	3,021	2,506	2,217
Travel expenses	3,730	2,772	1,717
Director’s fees and allowance (Note 11)	2,876	3,458	2,088
Communication and IT costs	2,395	2,109	2,013
Allocation to joint operations	(7,774)	(7,646)	(4,365)
Other administrative expenses	8,975	5,905	5,308
	52,074	42,054	34,170

Note

14 Selling expenses

Amounts in US$ '000	2018	2017	2016
Transportation	2,638	864	3,559
Selling taxes and other	1,385	272	663
	4,023	1,136	4,222

Note

15 Financial results

Amounts in US$ '000	2018	2017	2016
Financial expenses
Interest and amortization of debt issue costs	(28,955)	(27,823)	(28,984)
Interest with related parties	(1,606)	(2,224)	(1,587)
Less: amounts capitalized on qualifying assets	258	611	255
Borrowings cancellation costs	-	(17,575)	-
Bank charges and other financial results	(5,513)	(3,721)	(3,220)
Unwinding of long-term liabilities	(3,505)	(2,779)	(2,693)
	(39,321)	(53,511)	(36,229)
Financial income
Interest received	3,059	2,016	2,128
	3,059	2,016	2,128
Foreign exchange gains and losses
Foreign exchange (loss) gain	(11,323)	(2,193)	13,872
	(11,323)	(2,193)	13,872
Total Financial results	(47,585)	(53,688)	(20,229)

GEOPARK LIMITED

31 DECEMBER 2018

Note

16 Tax reforms

Colombia

In December 2018, a tax reform was enacted in Colombia. The approved legislation included significant changes in the corporate income tax but also in other taxes and in tax related matters (as procedural rules and special regimes). This tax reform was effective 1 January 2019.

The new legislation includes a progressive reduction of the general corporate income tax rate, previously established at 40% for 2017 and 37% for 2018, as follows:

•	33% in 2019

•	32% in 2020

•	31% in 2021

•	30% in 2022 and onwards.

Other changes that could affect the Group are the following:

•	The withholding tax rate on dividends for non-resident shareholders was increased from 5% to 7.5%.

•	The withholding tax rates applicable on payments to non-residents on behalf of consultancy, technical services, technical assistance, software and interests on loans of less than one year were increased from 15% to 20% (for loans with maturity exceeding one year, the 15% rate remained unchanged).

•	The withholding tax rate applicable on payments to entities resident of countries considered to be tax havens, non-cooperative or to grant a preferential tax regime was increased from 15% to the corporate income tax rate (33 % for 2019, 32% for 2020, 31% for 2021 and 30% for 2022 and onwards).

•	The deduction of interest attributed to a permanent establishment in Colombia on behalf of its head office debt was limited to interest that had been subject to Colombian withholding tax.

•	Regarding thin capitalization for income tax purposes, the maximum amount of debt which interest can be deducted was reduced from 3 to 2 times the net equity of the taxpayer as of 31 December of the previous year.

•	Transfers of participations in foreign entities that represent indirect disposals of assets in Colombia became subject to income tax or to the occasional earnings tax, depending on certain circumstances.

•	VAT paid for acquisition of productive fixed assets could be credited against corporate income tax.

•	An audit benefit was granted by the reform, establishing that tax returns of FY 2019 and 2020 showing a net income tax 30% or 20% higher, respectively, than the one declared in the previous year would be considered definitive 6 months or 12 months after became due, also respectively, if there were no objections or requests from the tax authority.

GEOPARK LIMITED

31 DECEMBER 2018

Note

16 Tax reforms (Continued)

Argentina

A tax reform has been enacted in Argentina during December 2017. The legislation included significant changes to certain corporate income tax and statutory income tax provisions, including rate reductions. Most of the tax provisions are effective from fiscal year 2018.

With this tax reform, the corporate income tax, previously established at 35%, will have the following rate schedule:

•	30% in 2018 and 2019

•	25% in 2020 and 2021 and onwards.

Other changes include the following:

•	New withholding tax on dividends, with the applicable rates for non-resident shareholders of: (1) 7% for dividends distributed out of the distributing entity’s previously taxed profits of fiscal years 2018 and 2019; and (2) 13% for dividends distributed out of the distributing entity’s previously taxed profits of fiscal years 2020 and onwards.

•	Application of inflation adjustment for corporate tax purposes is reinstated under certain circumstances.

•	Possible tax revaluation of investment in fixed assets, under payment of a special tax.

•	Allow for short-term recovery of VAT paid on acquisitions or imports of capital goods, when non-recoverable with VAT on usual sales.

Note

17 Income tax

Amounts in US$ '000	2018	2017	2016
Current tax	(101,456)	(48,449)	(12,359)
Deferred income tax (Note 18)	(4,784)	5,304	555
	(106,240)	(43,145)	(11,804)

GEOPARK LIMITED

31 DECEMBER 2018

Note

17 Income tax (continued)

The tax on the Group’s profit (loss) before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ '000	2018	2017	2016
Profit (Loss) before tax	208,907	25,308	(48,842)
Tax losses from non-taxable jurisdictions	42,808	22,708	12,318
Taxable profit (loss)	251,715	48,016	(36,524)

Income tax calculated at domestic tax rates applicable to Profit (Losses) in the respective countries	(102,211)	(31,107)	(809)
Tax losses where no deferred tax benefit is recognized	(7,344)	(8,111)	(6,616)
Effect of currency translation on tax base	3,336	(2,330)	(2,840)
Changes in the income tax rate (Note 16)	(1,874)	542	220
Previously unrecognized tax losses	4,882	-	-
Non-taxable results (a)	(3,029)	(2,139)	(1,759)
Income tax	(106,240)	(43,145)	(11,804)

(a)	Includes non-deductible expenses in each jurisdiction and changes in the estimation of deferred tax assets and liabilities.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Colombia, Chile, Brazil, Argentina and Peru) ranges from 15% to 37%.

The Group has significant tax losses available which can be utilised against future taxable profit in the following countries:

Amounts in US$ '000	2018	2017	2016
Chile (a)	315,733	345,104	280,290
Brazil (a)	38,011	33,721	16,057
Argentina (b)	5,490	4,849	2,908
Total tax losses at 31 December	359,234	383,674	299,255

(a) Taxable losses have no expiration date.

(b) Expiring dates for tax losses accumulated at 31 December 2018 are:

Expiring date	Amounts in US$ '000
2021	372
2022	5,118

At the balance sheet date deferred tax assets in respect of tax losses in certain companies in Chile have not been recognized as there is insufficient evidence of future taxable profits to offset them.

GEOPARK LIMITED

31 DECEMBER 2018

Note

18 Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ '000	2018	2017
Deferred tax at 1 January	25,350	20,283
Currency translation differences	(3,574)	(237)
Income statement (charge) credit	(4,784)	5,304
Deferred tax at 31 December	16,992	25,350

The breakdown and movement of deferred tax assets and liabilities as of 31 December 2018 and 2017 are as follows:

Amounts in US$ '000	At the beginning of year	(Charged) Credited to net profit	Currency translation differences	Reclassification	At the end of year
Deferred tax assets
Difference in depreciation rates and other	16,171	(16,383)	(1,897)	(968)	(3,077)
Taxable losses	11,465	4,869	(1,677)	20,213	34,870
Total 2018	27,636	(11,514)	(3,574)	19,245	31,793
Total 2017	23,053	4,820	(237)	-	27,636

Amounts in US$ '000	At the beginning of year	Credited (Charged) to net profit	Reclassification	At the end of year
Deferred tax liabilities
Difference in depreciation rates and other	(20,074)	4,305	968	(14,801)
Taxable losses	17,788	2,425	(20,213)	-
Total 2018	(2,286)	6,730	(19,245)	(14,801)
Total 2017	(2,770)	484	-	(2,286)

Note

19 Earnings per share

Amounts in US$ '000 except for shares	2018	2017	2016
Numerator: Profit (Loss) for the year attributable to owners	72,415	(24,228)	(49,092)
Denominator: Weighted average number of shares used in basic EPS	60,612,230	60,093,191	59,777,145
Earnings (Losses) after tax per share (US$) – basic	1.19	(0.40)	(0.82)

Amounts in US$ '000 except for shares	2018	2017 (a)	2016 (a)
Weighted average number of shares used in basic EPS	60,612,230	60,093,191	59,777,145
Effect of dilutive potential common shares (a)
Stock awards at US$ 0.001	4,758,552	-	-
Weighted average number of common shares for the purposes of diluted earnings per shares	65,370,782	60,093,191	59,777,145
Earnings (Losses) after tax per share (US$) – diluted	1.11	(0.40)	(0.82)

(a) For the year ended 31 December 2017, there were 4,564,777 (1,390,706 in 2016) of potential shares that could have a dilutive impact. They were considered antidilutive due to negative earnings.

GEOPARK LIMITED

31 DECEMBER 2018

Note

20 Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets(b)	Total
Cost at 1 January 2016	648,992	13,745	124,832	10,518	29,823	87,000	914,910
Additions	(3,531) (a)	406	466	-	20,322	18,181	35,844
Currency translation differences	16,132	126	2,077	35	73	790	19,233
Disposals	-	(22)	-	-	-	-	(22)
Write-off / Impairment reversal	5,664	-	-	-	-	(31,366) (c)	(25,702)
Transfers	24,984	102	5,038	-	(17,292)	(12,832)	-
Cost at 31 December 2016	692,241	14,357	132,413	10,553	32,926	61,773	944,263
Additions	7,997 (a)	954	-	-	66,953	49,455	125,359
Currency translation differences	(1,142)	(12)	(147)	(3)	(62)	(104)	(1,470)
Disposals	-	(112)	-	(189)	-	-	(301)
Write-off	-	-	-	-	-	(5,834) (d)	(5,834)
Transfers	77,408	211	25,130	-	(61,827)	(40,922)	-
Cost at 31 December 2017	776,504	15,398	157,396	10,361	37,990	64,368	1,062,017
Additions	(5,753) (a)	1,706	-	-	81,961	43,515	121,429
Acquisitions (Note 35.3)	52,925	254	1,616	134	-	-	54,929
Currency translation differences	(11,525)	(130)	(884)	(30)	(15)	(882)	(13,466)
Disposals	-	(46)	(417)	-	-	-	(463)
Write-off / Impairment reversal	5,109	-	(120)	-	(7)	(26,389) (e)	(21,407)
Transfers	63,794	566	14,503	1,089	(59,332)	(20,620)	-
Assets held for sale (Note 35.2)	(163,544)	-	-	-	-	-	(163,544)
Cost at 31 December 2018	717,510	17,748	172,094	11,554	60,597	59,992	1,039,495
Depreciation and write-down at 1 January 2016	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Depreciation	(61,080)	(2,702)	(10,788)	(920)	-	-	(75,490)
Disposals	-	8	-	-	-	-	8
Currency translation differences	(2,486)	(38)	(296)	(16)	-	-	(2,836)
Depreciation and write-down at 31 December 2016	(384,739)	(10,049)	(71,698)	(4,131)	-	-	(470,617)
Depreciation	(57,725)	(1,948)	(14,558)	(844)	-	-	(75,075)
Disposals	-	73	-	38	-	-	111
Currency translation differences	930	8	24	5	-	-	967
Depreciation and write-down at 31 December 2017	(441,534)	(11,916)	(86,232)	(4,932)	-	-	(544,614)
Depreciation	(72,130)	(1,579)	(17,958)	(996)	-	-	(92,663)
Disposals	-	42	149	-	-	-	191
Currency translation differences	6,292	92	337	26	-	-	6,747
Assets held for sale (Note 35.2)	148,014	-	-	-	-	-	148,014
Depreciation and write-down at 31 December 2018	(359,358)	(13,361)	(103,704)	(5,902)	-	-	(482,325)
Carrying amount at 31 December 2016	307,502	4,308	60,715	6,422	32,926	61,773	473,646
Carrying amount at 31 December 2017	334,970	3,482	71,164	5,429	37,990	64,368	517,403
Carrying amount at 31 December 2018	358,152	4,387	68,390	5,652	60,597	59,992	557,170

GEOPARK LIMITED

31 DECEMBER 2018

Note

20 Property, plant and equipment (continued)

(a) Corresponds to the effect of change in estimate of assets retirement obligations.

(b) Exploration wells movement and balances are shown in the table below; seismic and other exploratory assets amount to US$ 48,779,000 (US$ 53,764,000 in 2017 and US$ 53,523,000 in 2016).

Amounts in US$ '000	Total
Exploration wells at 31 December 2016	8,250
Additions	35,299
Write-offs	(3,664)
Transfers	(29,281)
Exploration wells at 31 December 2017	10,604
Additions	43,103
Write-offs	(23,733)
Transfers	(18,761)
Exploration wells at 31 December 2018	11,213

As of 31 December 2018, there were nine exploratory wells that have been capitalized for a period less than a year amounting to US$ 10,069,000 and three exploratory wells that have been capitalized for a period over a year amounting to US$ 1,144,000.

(c) Corresponds to the write-off of five wells drilled in previous years in the Chilean blocks for which no additional work would be performed, the loss generated by the write-off of the seismic cost for Llanos 62 Block in Colombia generated by the relinquishment of the area in September 2016. In addition, during September 2016, five blocks in Brazil were relinquished so the associated investment was written off.

(d) Corresponds to five unsuccessful exploratory wells, one well drilled in Colombia (Llanos 34 Block), one well drilled in Brazil (REC-T-94 Block) and three non-operated wells drilled in Argentina (Puelen and Sierra del Nevado Blocks) in 2017. The charge also includes the loss generated by the write-off of the seismic cost for Campanario and Isla Norte Blocks in Chile generated by the relinquishment of 327 sq km in 2017.

(e) Corresponds to nine unsuccessful exploratory wells, four wells drilled in Colombia (Tiple, Llanos 34 and Llanos 32 Blocks), two wells drilled in Brazil (POT-T-747 and POT-T-619 Blocks) and three wells drilled in Argentina (Puelen Block). The change also includes the write-off of a well and other exploration costs incurred in the Fell Block (Chile) in previous years and other exploration costs incurred in the VIM-3 Block (Colombia), and POT-T-882 and REC-T-93 Blocks (Brazil), for which no additional work would be performed.

GEOPARK LIMITED

31 DECEMBER 2018

Note

21 Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of 31 December 2018:

Non-controlling interest that used to be held by LG International until 28 November 2018:

•	Consolidated Statement of Comprehensive Income: Total comprehensive income for the year 2018 includes a profit of US$ 35,284,000 (US$ 13,536,000 in 2017 and US$ 2,791,000 in 2016), a loss of US$ 4,273,000 (US$ 6,200,000 in 2017 and US$ 10,379,000 in 2016) and a loss of US$ 758,000 (US$ 945,000 in 2017 and US$ 3,966,000 in 2016) corresponding to non-controlling interest that used to be held by LGI in GeoPark Colombia Coöperatie U.A., GeoPark Chile S.A. and GeoPark TdF S.A., respectively.

•	Consolidated Statement of Financial Position: Total Equity as of 31 December 2017 included US$ 29,330,000, US$ 15,953,000 and a negative amount of US$ 3,368,000 corresponding to non-controlling interest that used to be held by LGI in GeoPark Colombia Coöperatie U.A., GeoPark Chile S.A. and GeoPark TdF S.A., respectively.

•	Consolidated Statement of Changes in Equity: Dividends distributed to non-controlling interest of US$ 8,089,000 in 2018 (US$ 479,000 in 2017 and US$ 6,406,000 in 2016) correspond to non-controlling interest that used to be held by LGI in GeoPark Colombia Coöperatie U.A.

GEOPARK LIMITED

31 DECEMBER 2018

Note

21 Subsidiary undertakings (continued)

Details of the subsidiaries and joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited (Bermuda)	100%
	GeoPark Argentina Limited – Argentinean Branch (Argentina)	100% (a)
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	100% (a)
	GeoPark Fell S.p.A. (Chile)	100% (a)
	GeoPark Magallanes Limitada (Chile)	100% (a)
	GeoPark TdF S.A. (Chile)	100% (a)
	GeoPark Colombia S.A. (Chile)	100% (a) (b)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru S.L.U. (Spain)	100% (a)
	GeoPark Brasil S.L.U. (Spain)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark (UK) Limited (United Kingdom)	100%
Joint operations	Tranquilo Block (Chile)	50% (c)
	Flamenco Block (Chile)	50% (c)
	Campanario Block (Chile)	50% (c)
	Isla Norte Block (Chile)	60% (c)
	Llanos 34 Block (Colombia)	45% (c)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50%
	Manati Field (Brazil)	10%
	POT-T-747 Block (Brazil)	70% (c)
	REC-T-128 Block (Brazil)	70% (c)

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	GeoPark is the operator.

Corporate structure reorganization

During 2017, the Company decided to incorporate a subsidiary in the United Kingdom (international investor centre) to actively conduct the strategic business and financial decisions of the Group. Also, to enhance protection to the Group’s investments in Latin America and because of a predicted change of the Dutch dividend withholding tax act that would unjustifiably affect the Group’s operating cash flow, GeoPark decided to re-domiciliate the Group´s sub-holdings from the Netherlands to Spain (jurisdiction with a broad network of Investment Promotion and Protection Agreements with Latin American countries).

GEOPARK LIMITED

31 DECEMBER 2018

Note

22 Prepaid taxes

Amounts in US$ '000	2018	2017
V.A.T.	37,811	27,674
Income tax payments in advance	9,668	1,258
Other prepaid taxes	966	939
Total prepaid taxes	48,445	29,871
Classified as follows:
Current	45,170	26,048
Non-current	3,275	3,823
Total prepaid taxes	48,445	29,871

Note

23 Inventories

Amounts in US$ '000	2018	2017
Crude oil	3,369	1,969
Materials and spares	5,940	3,769
	9,309	5,738

Note

24 Trade receivables and Prepayments and other receivables

Amounts in US$ '000	2018	2017
Trade receivables	16,215	19,519
	16,215	19,519
To be recovered from co-venturers (Note 33)	1,819	2,455
Related parties receivables (Note 33)	-	56
Prepayments and other receivables	7,889	5,242
	9,708	7,753
Total	25,923	27,272

Classified as follows:
Current	25,704	27,037
Non-current	219	235
Total	25,923	27,272

Trade receivables that are aged by less than three months are not considered impaired. As of 31 December 2018 and 2017, there are no balances that were aged by more than 3 months, but not impaired. These relate to customers for whom there is no recent history of default. There are no balances overdue between 31 days and 90 days as of 31 December 2018 and 2017.

GEOPARK LIMITED

31 DECEMBER 2018

Note

24 Trade receivables and Prepayments and other receivables (continued)

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2018	2017
At 1 January	594	741
Foreign exchange income	(48)	(147)
	546	594

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note

25 Financial instruments by category

Amounts in US$ '000	Assets as per statement of financial position
	2018	2017
Financial assets at fair value through profit or loss
Derivative financial instrument assets	27,539	-
Cash and cash equivalents	53,794	44,123
	81,333	44,123
Other financial assets at amortized cost
Trade receivables	16,215	19,519
To be recovered from co-venturers (Note 33)	1,819	2,455
Other financial assets (a)	11,468	43,488
Cash and cash equivalents	73,933	90,632
	103,435	156,094
Total financial assets	184,768	200,217

(a) Non-current other financial assets relate to contributions made for environmental obligations according to Colombian and Brazilian government regulations. Current other financial assets corresponds to short-term investments with original maturities up to twelve months and over three months. At 31 December 2017, Current other financial assets also included the security deposit granted in relation to the purchase of Argentinian assets (Note 35.3).

GEOPARK LIMITED

31 DECEMBER 2018

Note

25 Financial instruments by category (continued)

	Liabilities as per statement of financial position
Amounts in US$ '000	2018	2017
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	-	19,289
	-	19,289
Other financial liabilities at amortized cost
Trade payables	69,142	52,557
Payables to related parties (Note 33)	-	31,184
Payables to LGI (Note 35.1)	29,509	-
To be paid to co-venturers (Note 33)	8,449	10,015
Borrowings	447,002	426,204
	554,102	519,960
Total financial liabilities	554,102	539,249

25.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ '000	2018	2017
Trade receivables
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
B2	1,196	70
Ba2	5,511	-
Ba3	3,734	8,788
Baa3	-	3,614
Counterparties without an external credit rating
Group1 (a)	5,774	7,047
Total trade receivables	16,215	19,519

(a) Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where are denominated in Brazilian Real.

GEOPARK LIMITED

31 DECEMBER 2018

Note

25 Financial instruments by category (continued)

25.1 Credit quality of financial assets (continued)

Cash at bank and other financial assets (a)
Amounts in US$ '000	2018	2017
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	1,315	553
A2	595	298
A3	765	63,853
Aaa	-	15,040
Aaa-mf	52,563	-
Aa1	4,732	-
Aa3	17,431	11,401
AAA	14,307	19,634
B2	-	31
Ba1	4,033	18
Ba2	1	7
Baa1	13,903	307
Baa1+	4,138	-
Baa2	6,534	4,078
Ba3	212	2,815
B3	-	-
BBB	3,199	15,064
Counterparties without an external credit rating	15,448	45,123
Total	139,176	178,222

(a) The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 19,000 (US$ 21,000 in 2017).

25.2 Financial liabilities - contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Amounts in US$ '000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2018
Borrowings	39,545	38,648	82,875	452,625
Trade payables	68,862	280	-	-
Payables to LGI (Note 35.1)	15,000	15,000	-	-
	123,407	53,928	82,875	452,625
At 31 December 2017
Borrowings	27,625	27,625	82,875	480,250
Trade payables	52,557	-	-	-
Payables to related parties	7,331	2,068	27,087	-
	87,513	29,693	109,962	480,250

GEOPARK LIMITED

31 DECEMBER 2018

Note

25 Financial instruments by category (continued)

25.3 Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

25.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 31 December 2018 and 2017 on a recurring basis:

Amounts in US$ '000	Level 1	Level 2	At 31 December 2018
Assets
Cash and cash equivalents
Money market funds	53,794	-	53,794
Derivative financial instrument liabilities
Commodity risk management contracts	-	27,539	27,539
Total Assets	53,794	27,539	81,333

Amounts in US$ '000	Level 1	Level 2	At 31 December 2017
Assets
Cash and cash equivalents
Money market funds	44,123	-	44,123
Total Assets	44,123	-	44,123
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	-	19,289	19,289
Total Liabilities	-	19,289	19,289

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 December 2018.

GEOPARK LIMITED

31 DECEMBER 2018

Note

25 Financial instruments by category (continued)

25.3 Fair value measurement of financial instruments (continued)

25.3.2 Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The mark-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

25.3.3 Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost.

The fair value of these financial instruments at 31 December 2018 amounts to US$ 445,582,000 (US$ 425,118,000 in 2017). The fair values are based on cash flows discounted using a rate based on the borrowing rate of 6.94% (6.90% in 2017) and are within level 2 of the fair value hierarchy.

GEOPARK LIMITED

31 DECEMBER 2018

Note

26 Share capital

Issued share capital	2018	2017
Common stock (amounts in US$ ‘000)	60	61
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,483,447	60,596,219
Total common shares in issue	60,483,447	60,596,219

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below:

Common shares

As of 31 December 2018, the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;

•	ranking pari passu, the right to any dividend declared and payable on common shares;

GeoPark common shares history	Date	Shares issued (millions)	Shares closing (millions)	US$(`000) Closing
Shares outstanding at the end of 2016			59.9	60
Stock awards	Jan 2017	0.1	60.0	60
Stock awards	Dec 2017	0.1	60.1	60
Stock awards	Dec 2017	0.5	60.6	61
Shares outstanding at the end of 2017			60.6	61
Stock awards	Dec 2018	0.1	60.7	61
Buyback program	Dec 2018	(0.2)	60.5	60
Shares outstanding at the end of 2018			60.5	60

GEOPARK LIMITED

31 DECEMBER 2018

Note

26 Share capital (continued)

Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2018, the Company issued 33,145 (70,485 in 2017 and 137,897 in 2016) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 449,000 (US$ 257,000 in 2017 and US$ 541,848 in 2016). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

On 14 December 2017, 490,000 (379,500 in 2016) common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 2,513,000 (US$ 3,940,000 in 2016).

On 13 September 2017, 12,546 (8,333 in 2016) shares were issued pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 43,000 (US$ 38,000 in 2016).

In January 2017, 82,306 shares were issued to key management as bonus compensation, generating a share premium of US$ 332,000.

On 8 February 2016, 468,405 shares were issued to Executive Directors and key management as bonus compensation, generating a share premium of US$ 1,512,000.

Buyback Program

On 20 December 2018, the Company approved a program to repurchase up to 10% of its shares outstanding or approximately 6,063,000 shares. The repurchase program begun on 21 December 2018 and will expire on 31 December 2019. During 2018, the Company purchased 145,917 common shares for a total amount of US$ 1,801,000. These transactions had no impact on the Group’s results.

During 2016, the Repurchase Program began on 6 April 2016 and then was resumed during the year until November 2016, the Company purchased 588,868 common shares for a total amount of US$ 1,991,000.

GEOPARK LIMITED

31 DECEMBER 2018

Note

27 Borrowings

Amounts in US$ '000	2018	2017
Outstanding amounts as of 31 December
2024 Notes (a)	426,993	426,124
Banco de Crédito e Inversiones (b)	3	80
Banco Santander (c)	20,006	-
	447,002	426,204
Classified as follows:
Current	17,975	7,664
Non-current	429,027	418,540

(a) During September 2017, the Company successfully placed US$ 425,000,000 Notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the Notes will be 21 September 2024. The Notes are secured with a guarantee granted by GeoPark Colombia Coöperatie U.A. and GeoPark Chile S.A.. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provides among other things, that, during the first two years from the issuance date, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b) During February 2016, GeoPark Fell S.p.A. executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal are paid on a monthly basis, with the final maturity in February 2019.

(c) During October 2018, GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020. Resulting from this transaction, the Brazilian subsidiary has significantly reduced its exposure to foreign currency fluctuation, considering that its functional currency is the Brazilian Real (see Note 3).

As of the date of these Consolidated Financial Statements, the Group has available credit lines for over US$ 80,000,000.

GEOPARK LIMITED

31 DECEMBER 2018

Note

28 Provisions and other long-term liabilities

Amounts in US$ ‘000	Asset retirement obligation	Deferred Income	Other	Total
At 1 January 2017	29,862	3,484	9,163	42,509
Addition to provision	5,943	-	2,220	8,163
Exchange difference	134	-	1,154	1,288
Foreign currency translation	(134)	-	-	(134)
Amortization	-	(657)	-	(657)
Unwinding of discount	2,607	-	172	2,779
Unused amounts reversed	-	-	(2,535)	(2,535)
Amounts used during the year	(337)	(1,375)	(3,417)	(5,129)
At 31 December 2017	38,075	1,452	6,757	46,284
Addition to provision	462	-	1,039	1,501
Recovery of abandonment costs	(4,817)	-	(1,099)	(5,916)
Acquisitions	9,738	-	-	9,738
Exchange difference	1,823	-	(46)	1,777
Foreign currency translation	(1,648)	-	-	(1,648)
Amortization	-	(1,005)	-	(1,005)
Unwinding of discount	3,250	-	173	3,423
Unused amounts reversed	-	-	(2,093)	(2,093)
Amounts used during the year	(750)	-	(124)	(874)
Liabilities associated with assets held for sale	(5,816)	-	(2,794)	(8,610)
At 31 December 2018	40,317	447	1,813	42,577

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to contributions received to improve the project economics of the gas wells in Chile. The amortization is in line with the related asset. The amount used in 2017 corresponds to the deferred income related to the take-or-pay provision associated to gas sales in Brazil.

GEOPARK LIMITED

31 DECEMBER 2018

Note

29 Trade and other payables

Amounts in US$ '000	2018	2017
V.A.T	852	1,118
Trade payables	69,142	52,557
Payables to related parties (Note 33) (a)	-	31,184
Payables to LGI (Note 35.1)	29,509	-
Customer advance payments	6,300	10,000
Other short-term advance payments (b)	9,000	-
Staff costs to be paid	12,049	9,143
Royalties to be paid	6,238	4,110
Taxes and other debts to be paid	4,670	4,191
To be paid to co-venturers (Note 33)	8,449	10,015
	146,209	122,318
Classified as follows:
Current	131,420	96,397
Non-current	14,789	25,921

(a)	The outstanding amount at 31 December 2017 corresponded to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks and was fully cancelled on 28 November 2018 (see Note 35.1).

(b)	Advance payment collected in relation with the sale of La Cuerva and Yamu Blocks (see Note 35.2).

The average credit period (expressed as creditor days) during the year ended 31 December 2018 was 83 days (2017: 95 days).

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note

30 Share-based payment

The Group has established different stock awards programs and other share-based payment plans to incentivize the Directors, senior management and employees, enabling them to benefit from the increased market capitalization of the Company.

During 2018, GeoPark announced the 2018 Equity Incentive Plan (the “Plan”) to motivate and reward those employees, directors, consultants and advisors of the Group to perform at the highest level and to further the best interests of the Company and its shareholders. This Plan is designed as a master plan, with a 10-year term, and embraces all equity incentive programs that the Company decides to implement throughout such term. The maximum number of Shares available for issuance under the Plan is 5,000,000 Shares.

GEOPARK LIMITED

31 DECEMBER 2018

Note

30 Share-based payment (continued)

During 2018, the Group approved a share-based compensation program for approximately 200,000 shares. Main characteristics of the Stock Awards Programs are:

•	Employees hired since July 2016 are eligible.

•	Exercise price is equal to the nominal value of shares.

•	Vesting date is 30 June 2019.

•	Each employee could receive up to three salaries (to be pro-rated between the hiring date and the vesting date divided by 3 years) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

During 2016, the Group approved a share-based compensation program for 1,619,105 shares. Main characteristics of the Stock Awards Programs are:

•	All employees are eligible.

•	Exercise price is equal to the nominal value of shares.

•	Vesting date is 30 June 2019.

•	Each employee could receive up to three salaries by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be above US$ 3 and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

Also during 2016, the Group approved a plan named Value Creation Plan (“VCP”) oriented to Top Management. VCP was subject to certain market conditions, among others, reaching a stock market price for the Company shares of US$ 4.05 at vesting date. VCP has been classified as an equity-settled plan. On 2 January 2019, 50% of the shares, representing 1,488,391 shares, were issued since the plan vested. The remaining 50% will be issued in January 2020, as set up in the plan.

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table and explanations:

Year of issuance	Awards at the beginning	Awards granted in the year	Awards forfeited	Awards exercised	Awards at year end	Charged to net loss / profit
						2018	2017	2016
2018	-	200,000	-	-	200,000	1,662	-	-
2016	1,587,996	-	(5,570)	-	1,582,426	866	865	445
2014	-	-	-	-	-	-	838	821
2012	-	-	-	-	-	-	-	855
Subtotal	1,587,996	200,000	(5,570)	-	1,782,426	2,528	1,703	2,121
Shares granted to Non-Executive Directors	-	33,145	-	(33,145)	-	450	454	400
VCP 2016	-	2,976,781	-	-	2,976,781	1,868	1,868	934
Executive Directors Bonus	-	104,439	-	-	104,439	600	-	(325)
Key Management Bonus	-	-	-	-	-	-	-	202
Stock awards for service contracts	-	-	-	-	-	-	50	35
	1,587,996	3,314,365	(5,570)	(33,145)	4,863,646	5,446	4,075	3,367

The awards that are forfeited correspond to employees that had left the Group before vesting date.

GEOPARK LIMITED

31 DECEMBER 2018

Note

31 Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Chile, Colombia, Brazil and Argentina.

In Colombia, GeoPark is the operator in Llanos 34. In Chile, GeoPark is the operator in all the blocks. In Argentina, GeoPark used to be the operator in CN-V Block until October 2018.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary / Joint operation	Interest	PP&E	Other Assets	Total Assets	Total Liabilities	Net Assets/ (Liabilities)	Revenue	Operating profit (loss)
2018
Colombia SAS
Llanos 34 Block	45%	174,895	3,133	178,028	(2,296)	175,732	469,404	347,772
Llanos 32 Block	12.5%	2,011	-	2,011	(449)	1,562	5,764	623
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	55	55	(428)	(373)	-	(46)
GeoPark TdF S.A.
Flamenco Block	50%	4,803	-	4,803	(1,173)	3,630	263	(5,647)
Campanario Block	50%	16,477	-	16,477	(278)	16,199	40	(1,008)
Isla Norte Block	60%	8,920	-	8,920	(72)	8,848	7	(778)
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	25,741	6,364	32,105	(839)	31,266	30,053	17,963
POT-T-747	70%	202	-	202	-	202	-	-
REC-T-128	70%	1,398	-	1,398	(648)	750	-	-
GeoPark Argentina Limited – Argentinean Branch
CN-V Block	50%	8,577	328	8,905	(577)	8,328	-	(922)
Puelen Block	18%	1,881	13	1,894	(246)	1,648	-	(159)
Sierra del Nevado Block	18%	995	10	1,005	(91)	914	-	(134)
GeoPark Perú S.A.C.
Morona	75%	6,446	-	6,446	(7,016)	(570)	-	-

GEOPARK LIMITED

31 DECEMBER 2018

Note

31 Interests in Joint operations (continued)

Subsidiary / Joint operation	Interest	PP&E	Other Assets	Total Assets	Total Liabilities	Net Assets/ (Liabilities)	Revenue	Operating profit (loss)
2017
Colombia SAS
Llanos 34 Block	45%	131,193	4,563	135,756	(5,847)	129,909	259,815	163,917
Llanos 32 Block	12.5%	835	209	1,044	(492)	552	1,784	(319)
Yamu/Carupana Block	89.5%	4,741	1	4,742	(2,993)	1,749	3,072	(2,721)
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	55	55	(432)	(377)	-	(48)
GeoPark TdF S.A.
Flamenco Block	50%	9,893	-	9,893	(1,223)	8,670	879	(1,422)
Campanario Block	50%	17,347	-	17,347	(233)	17,114	-	(150)
Isla Norte Block	60%	9,553	-	9,553	(60)	9,493	-	(161)
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	44,167	19,126	63,293	(11,444)	51,849	34,238	12,731
POT-T-747	70%	849	358	1,207	(1,091)	116	-	-
GeoPark Argentina Limited – Argentinean Branch
CN-V Block	50%	6,819	347	7,166	(984)	6,182	70	(1,163)
Puelen Block	18%	1,318	72	1,390	(232)	1,158	-	(546)
Sierra del Nevado Block	18%	568	169	737	(837)	(100)	-	(474)

Subsidiary / Joint operation	Interest	PP&E	Other Assets	Total Assets	Total Liabilities	Net Assets/ (Liabilities)	Revenue	Operating profit (loss)
2016
Colombia SAS
Llanos 34 Block	45%	79,811	693	80,504	(3,943)	76,561	125,400	83,193
Llanos 32 Block	10%	3,819	-	3,819	(211)	3,608	2,303	1,043
Yamu/Carupana Block	89.5%	3,418	-	3,418	(2,289)	1,129	18	(307)
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	55	55	(424)	(369)	-	(40)
GeoPark TdF S.A.
Flamenco Block	50%	15,108	-	15,108	(93)	15,015	1,004	(1,988)
Campanario Block	50%	29,718	-	29,718	(1)	29,717	-	(399)
Isla Norte Block	60%	9,920	-	9,920	(1)	9,919	5	(438)
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	54,166	15,791	69,957	(8,442)	61,515	29,719	20,945

Capital commitments are disclosed in Note 32.2.

GEOPARK LIMITED

31 DECEMBER 2018

Note

32 Commitments

32.1 Royalty commitments

In Colombia, royalties on production are payable to the Colombian Government and are determined on a field-by-field basis using a level of production sliding scale at a rate which ranges between 6%-8%. The Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right equivalent to 1% of production, net of royalties.

Under Law 756 of 2002, as modified by Law 1530 of 2012, the royalties on Colombian production of light and medium oil are calculated on a field-by-field basis, using the following sliding scale:

Average daily production in barrels	Production Royalty rate
Up to 5,000	8%
5,000 to 125,000	8% + (production - 5,000) * 0.1
125,000 to 400,000	20%
400,000 to 600,000	20% + (production - 400,000) * 0.025
Greater than 600,000	25%

When the API is lower than 15°, the payment is reduced to the 75% of the total calculation.

In accordance with Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5,000,000 of barrels and the WTI exceeds the base price settled in table A, the Group should deliver to ANH a share of the production net of royalties in accordance with the following formula: Q = ((P – Po) / P) x S; where Q = Economic right to be delivered to ANH, P = WTI, Po = Base price (see table A) and S = Share (see table B).

Table A			Table B
°API	Po (US$/barrel)	WTI (P)	S
>29°	30.22	Po < P < 2Po	30%
>22°<29°	31.39	2Po < P < 3Po	35%
>15°<22°	32.56	3Po < P < 4Po	40%
>10°<15°	46.50	4Po < P < 5Po	45%
		5Po < P	50%

Additionally, under the terms of the Winchester Stock Purchase Agreement, GeoPark is obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after 25 October 2011. These payments involve an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Group’s best estimate of the total commitment over the remaining life of the concession is in a range between US$ 150,000,000 and US$ 160,000,000. During 2018, the Group has accrued US$ 20,551,000 (US$ 11,369,000 in 2017 and US$ 5,414,000 in 2016) and paid US$ 19,128,000 (US$ 9,981,000 in 2017 and US$ 3,772,000 in 2016).

GEOPARK LIMITED

31 DECEMBER 2018

Note

32 Commitments (continued)

32.1 Royalty commitments (continued)

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties are calculated at 5% of crude oil production and 3% of gas production. In the Flamenco Block, Campanario Block and Isla Norte Block, royalties are calculated at 5% of gas and oil production.

In Brazil, the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) is responsible for determining monthly minimum prices for petroleum produced in concessions for purposes of royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession agreement. In determining the percentage of royalties applicable to a concession, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected. In the Manati Block, royalties are calculated at 7.5% of gas production.

In Argentina, crude oil and gas production accrues royalties payable to the Provinces of Mendoza and Neuquen equivalent to 15% on estimated value at well head of those products. This value is equivalent to final sales price less transport, storage and treatment costs.

32.2 Capital commitments

32.2.1 Colombia

The VIM 3 Block minimum investment program consists of 200 km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$ 22,290,800 during the initial three-year exploratory period ending 2 September 2018. On 12 September 2018, the Colombian National Hydrocarbons Agency (“ANH”) accepted GeoPark’s proposal to extend the first exploratory phase for an additional period ending 12 May 2019. Additionally, GeoPark requested ANH to terminate the E&P Contract due to environmental restrictions in the block. These restrictions became apparent once the National Authority of Environmental Licenses (ANLA) issued the environmental license. As of the date of these consolidated financial statements, GeoPark’s termination request is under review.

The Llanos 34 Block (45% working interest) has committed to drill an exploratory well, which amounts to US$ 1,935,000 at GeoPark’s working interest, before 19 September 2019.

32.2.2 Chile

The remaining investment commitment for the second exploratory phase in the Flamenco Block relates to the drilling of one exploratory well to be assumed 100% by GeoPark and amounts to US$ 2,100,000. On 30 June 2017, the Chilean Ministry accepted GeoPark’s proposal to extend the second exploratory phase for an additional period of 18 months, ending on 7 May 2019. On 20 December 2018, GeoPark proposed to extend the second exploratory period for an additional period of 18 months, ending 7 November 2020. As of the date of these consolidated financial statements the Chilean Ministry has not replied.

GEOPARK LIMITED

31 DECEMBER 2018

Note

32 Commitments (continued)

32.2 Capital commitments (continued)

32.2.2 Chile (continued)

The investment commitment for the first exploratory period in the Campanario and Isla Norte Blocks has already been fulfilled. The investments to be made in the second exploratory period will be assumed 100% by GeoPark. On 29 May 2017, the Chilean Ministry accepted GeoPark’s proposal to update the value of the commitments in both the Campanario and Isla Norte Blocks as well as the guarantees related to those commitments. Consequently, the future investment commitments assumed by GeoPark for the second exploratory period are up to:

•	Campanario Block: 3 exploratory wells before 10 July 2019 (US$ 4,758,000)

•	Isla Norte Block: 2 exploratory wells before 7 May 2019 (US$ 2,855,000)

As of 31 December 2018, the Group has established guarantees for its total commitments.

On 20 December 2018, GeoPark proposed to extend the second exploratory period for an additional period of 18 months, ending 11 January 2021 and 7 November 2020, respectively. As of the date of these consolidated financial statements the Chilean Ministry has not replied.

32.2.4 Brazil

The future investment commitments assumed by GeoPark are up to:

•	REC-T-94 Block: 1 exploratory well before 7 February 2020 (US$ 930,000).

•	REC-T-128 Block: 1 exploratory well before 20 December 2018 (US$ 2,200,000). As of the date of these Consolidated Financial Statements, GeoPark has already drilled the committed well, with testing expected for the first quarter of 2019.

•	POT-T-747 Block: 1 exploratory well before 20 December 2018 (US$ 490,000). On 15 January 2019, the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) notified the suspension of the exploratory period to fulfil the commitments in the block.

•	POT-T-785 Block: 3D seismic and electromagnetic survey before 29 January 2023 (US$ 90,000).

32.2.5 Argentina

The remaining commitment in the Sierra del Nevado Block (18% working interest) for the first exploratory period, ending on 20 August 2019, amounts to between US$ 500,000 and US$ 1,000,000 at GeoPark’s working interest

The investment commitment in the CN-V Block (50% working interest) for the current exploratory period denominated as “Field under evaluation”, ending on 27 November 2021, amounts to US$ 1,300,000 at GeoPark’s working interest.

The investment commitment in the Los Parlamentos Block (50% working interest) for the first exploratory period, ending on 30 October 2021, which includes 2 exploratory wells and additional 3D seismic, amounts to US$ 6,000,000, at GeoPark’s working interest.

GEOPARK LIMITED

31 DECEMBER 2018

Note

32 Commitments (continued)

32.3 Operating lease commitments – Group company as lessee (continued)

The Group leases various plant and machinery under non-cancellable operating lease agreements. The Group also leases offices under non-cancellable operating lease agreements. The lease terms are between 2 and 3 years, and most of lease agreements are renewable at the end of the lease period at market rate.

During 2018 a total amount of US$ 12,485,000 (US$ 46,195,000 in 2017 and US$ 47,871,000 in 2016) was charged to the income statement and US$ 38,229,000 of operating leases were capitalized as Property, plant and equipment related to rental of drilling equipment and machinery (US$ 34,160,000 in 2017 and US$ 32,058,000 in 2016).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$ ’000	2018	2017	2016
Falling due within 1 year	47,450	32,180	67,752
Falling due within 1 – 3 years	18,032	5,777	14,031
Falling due within 3 – 5 years	2,500	2,793	5,066
Falling due over 5 years	1,956	-	114
Total minimum lease payments	69,938	40,750	86,963

Note

33 Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of 31 December 2018, are:

Shareholder	Common shares	Percentage of outstanding common shares
James F. Park (a)	7,891,269	13.05%
Gerald E. O’Shaughnessy (b)	6,943,316	11.48%
Manchester Financial Group, LP	5,246,296	8.67%
Compass Group LLC (c)	3,899,301	6.45%
Renaissance Technologies Holdings Corporation (d)	3,527,000	5.83%
Juan Cristóbal Pavez (e)	2,969,116	4.91%
Other shareholders	30,007,149	49.61%
	60,483,447	100.00%

(a) Held by Energy Holdings, LLC, which is controlled by James F. Park. The number of common shares held by Mr. Park does not reflect the 1,533,927 common shares held as of 31 December 2018 in the Company´s employee benefit trust and to which Mr. Park has voting power. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on 13 February 2019.

(b) Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, GPK Holdings, The Globe Resources Group, Inc., and other investment vehicles. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O´Shaughnessy’s most recent Schedule 13G filed with the SEC on 13 February 2019.

(c) The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13F filed with the SEC on 6 February 2019.

(d) Beneficially owned by Renaissance Technologies Holdings Corporation and Renaissance Technologies LLC (jointly “Renaissance”). The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on 12 February 2019.

(e) Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 91,312 common shares held by him personally.

GEOPARK LIMITED

31 DECEMBER 2018

Note

33 Related parties (continued)

Balances outstanding and transactions with related parties

Account (Amounts in ´000)	Transaction in the year	Balances at year end	Related Party	Relationship
2018
To be recovered from co-venturers	-	1,819	Joint Operations	Joint Operations
To be paid to co-venturers	-	(8,449)	Joint Operations	Joint Operations
Financial results	1,606	-	LGI	Partner
Geological and geophysical expenses	170	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	547	-	Pedro E. Aylwin	Executive Director (b)
2017
To be recovered from co-venturers	-	2,455	Joint Operations	Joint Operations
Prepayments and other receivables	-	56	LGI	Partner
Payables account	-	(31,184)	LGI	Partner
To be paid to co-venturers	-	(10,015)	Joint Operations	Joint Operations
Financial results	2,224	-	LGI	Partner
Geological and geophysical expenses	170	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	411	-	Pedro E. Aylwin	Executive Director (b)
2016
To be recovered from co-venturers	-	3,311	Joint Operations	Joint Operations
Prepayments and other receivables	-	42	LGI	Partner
Payables account	-	(27,801)	LGI	Partner
To be paid to co-venturers	-	(1,614)	Joint Operations	Joint Operations
Financial results	1,587	-	LGI	Partner
Geological and geophysical expenses	113	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	371	-	Pedro E. Aylwin	Executive Director (b)

(a) Corresponding to consultancy services.

(b) Corresponding to wages and salaries for US$ 417,000 (US$ 271,000 in 2017 and US$ 246,000 in 2016) and bonus for US$ 130,000 (US$ 140,000 in 2017 and US$ 125,000 in 2016).

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

GEOPARK LIMITED

31 DECEMBER 2018

Note

34 Fees paid to Auditors

Amounts in US$ '000	2018	2017	2016
Audit fees	797	726	487
Audit related fees	-	137	-
Tax services fees	209	212	134
Non-audit services fees	-	39	-
Fees paid to auditors	1,006	1,114	621

Non-audit services fees relate to consultancy and other services for 2017.

Note

35 Business transactions

35.1 General

Acquisition of Non-controlling interest in Colombia and Chile’s business from LG International

On 28 November 2018, GeoPark executed an agreement to acquire the LG International Corporation (“LGI”) interest in GeoPark’s Colombian and Chilean operations and subsidiaries.

The acquisition price includes a fixed payment of US$ 81,000,000 paid at closing, plus two equal installments of US$ 15,000,000 each, to be paid in June 2019 and June 2020. Additionally, three contingent payments of US$ 5,000,000 each could be payable over the next three years, subject to certain production thresholds being exceeded.

Through this transaction, GeoPark acquired the shares that used to be held by LGI representing 20% equity interest in GeoPark Colombia Coöperatie U.A., 20% equity interest in GeoPark Chile S.A. and 14% equity interest in GeoPark TdF S.A. In addition to that, the outstanding amount corresponding to advanced cash call payments granted in the past by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks were considered as part of the transaction.

The transaction mentioned above has been accounted for as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference between the amount by which the non-controlling interest was stated and the fair value of the consideration paid was recognized directly in Equity and attributed to the owners of the Company.

The following table summarizes the result of this transaction:

Amounts in US$ '000	Total
Cash	81,000
Additional installments to be paid	29,427
Total consideration	110,427
Equity attributable to non-controlling interest	64,245
Trade and other payables	32,786
Total book value of the transaction	97,031
Result of the transaction recognized in Equity	13,396

GEOPARK LIMITED

31 DECEMBER 2018

Note

35 Business transactions (continued)

35.2 Colombia

Sale of La Cuerva and Yamu Blocks

On 2 November 2018, GeoPark executed a purchase and sale agreement to sell its 100% working interest in the La Cuerva and Yamu Blocks, in Colombia. The total consideration is US$ 18,000,000, plus a contingent payment of US$ 2,000,000 (depending on the oil price performance) and subject to working capital adjustments. As of the date of these Consolidated Financial Statements, GeoPark has collected an advance payment of US$ 9,000,000. Closing of the transaction is subject to customary regulatory approvals, which are expected to occur during 2019.

The following table summarizes the book value of the assets and liabilities related to these blocks as of 31 December 2018:

Amounts in US$ '000	Total
Property, plant and equipment (a)	15,530
Inventories	1,033
Other assets (a)	7,756
Provision for other long-term liabilities (b)	(8,610)
Other liabilities (b)	(1,664)
Total identifiable net assets	14,045

(a)	Classified as “Assets held for sale”.

(b)	Classified as “Liabilities associated with assets held for sale”.

Zamuro Farm-in agreement

GeoPark executed a farm-in agreement to drill the Zamuro exploration prospect, which is located in the Llanos 32 Block (GeoPark non-operated, 12.5% WI). The farm-in agreement provided for the drilling of an exploration well to be funded by GeoPark and, in the event of a commercial discovery, GeoPark would increase its economic interest to 56.25% in the Zamuro field area. The well was spudded with unsuccessful results during 2018.

Acquisition of Tiple Block

GeoPark executed a joint operation agreement related to certain exploration activities in an exploration acreage (“Tiple Block Acreage”) in the Llanos Basin in Colombia, through a partnership with CEPSA Colombia S.A. (a subsidiary of CEPSA SAU, the Spanish integrated energy and petrochemical company). The agreement provided for GeoPark to drill one exploration well, which was spudded with unsuccessful results during 2018.

Incremental interest in Llanos 32 Block

On 22 August 2017, GeoPark acquired an additional 2.5% interest in the Llanos 32 Block. No gain or loss has been generated by this transaction.

GEOPARK LIMITED

31 DECEMBER 2018

Note

35 Business transactions (continued)

35.3 Argentina

Acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks

On 27 March 2018, GeoPark acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks, which are located in the Neuquen Basin, for a total consideration of US$ 52,000,000, less a working capital adjustment of US$ 3,150,000. The Group has estimated that there are no any future contingent payments at the acquisition date and as of the date of these consolidated financial statements either.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model.

The following table summarizes the combined consideration paid for the acquired blocks and the final allocation of fair value of the assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$ '000	Total
Cash (a)	48,850
Total consideration	48,850
Property, plant and equipment (including mineral interest)	54,929
Inventories	3,659
Provision for other long-term liabilities	(9,738)
Total identifiable net assets	48,850

(a)	In December 2017, GeoPark granted a security deposit of US$ 15,600,000. In March 2018, the Group completed the total consideration with an additional payment of US$ 36,400,000. In September 2018, Geo-Park collected a working capital adjustment of US$ 3,150,000.

In accordance with disclosure requirements for business combinations, the Group has calculated its consolidated revenue and profit, considering as if the mentioned acquisition had occurred at the beginning of the reporting period.

The following table summarizes both results:

Amounts in US$ '000	2018
Revenue	612,401
Profit for the period	102,873

The revenue included in the consolidated statement of comprehensive income since acquisition date contributed by the acquired business is US$ 35,879,000. The acquired business has also contributed profit of US$ 124,000 over the same period.

GEOPARK LIMITED

31 DECEMBER 2018

Note

35 Business transactions (continued)

35.3 Argentina (continued)

Acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks (continued)

As a consequence of this transaction, the Group considers that there is sufficient evidence of future taxable profits to offset tax losses and recognize a deferred tax asset for US$ 1,346,000 in respect of tax losses from previous years which can be utilised against future taxable profit.

Los Parlamentos Block

In June 2018, GeoPark acquired a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF S.A. (YPF), the largest oil and gas producer in Argentina. In accordance with the partnership agreement, YPF assumed the operationship of the block and GeoPark assumed a commitment to fund its 50% working interest of one exploratory well and additional 3D seismic, which amounts to US$ 6,000,000 at GeoPark’s working interest, over the next three years.

35.4 Peru

Entry in Peru

The Group has executed a Joint Investment Agreement and Joint Operating Agreement with Petróleos del Peru S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru. GeoPark will assume a 75% working interest (“WI”) of the Morona Block, with Petroperu retaining a 25% WI. The transaction has been approved by the Board of Directors of both Petroperu and GeoPark. The agreement was subject to Peru regulatory approval, which was completed on 1 December 2016 following the issuance of Supreme Decree 031-2016-MEM.

The Morona Block, also known as Lote 64, covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru. It contains the Situche Central oil field, which has been delineated by two wells (with short-term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic.

In accordance with the terms of the agreement, GeoPark has committed to carry Petroperu on a work program that provides for testing and start-up production of one of the existing wells in the field, subject to certain technical and economic conditions being met. During 2017, GeoPark recognized an initial consideration owed to Petroperu of US$ 10,684,000. In 2018, after GeoPark’s review and approval of supporting documentation, the consideration was reduced in US$ 806,000, resulting in a total amount of US$ 9,878,000. This amount will be offset by the Petroperu’s interest in the operation expenses to be incurred by GeoPark in the block. Expected capital expenditures in 2019 for the Morona Block are mainly related to flexible pipeline installation, temporary access road, location conditioning and Morona Camp dock revamping. These activities are subject to the approval of the Environmental Impact Study, which is under review by the local authority as of the date of these consolidated financial statements.

GEOPARK LIMITED

31 DECEMBER 2018

Note

36 Impairment test on Property, plant and equipment

As a result of the oil price crisis which started in the second half of 2014, the Group recognized an impairment loss of US$ 149,574,000 in 2015 after evaluating the recoverability of its fixed assets affected by oil price drop, as such situation constitutes an impairment indicator according to IAS 36 and, consequently, it triggers the need of assessing the fair value of the assets involved against their carrying amount.

The Management of the Group considers as Cash Generating Unit (CGU) each of the blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to the impairment test.

During 2016, 2017 and 2018 the impairment tests were reviewed. The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-	The future oil prices have been calculated taking into consideration the oil price curves available in the market, provided by international advisory companies, weighted through internal estimations in accordance with price curves used by D&M;

-	Three oil price scenarios were projected and weighted in order to minimize misleading estimations: low-price, middle-price and high-price (see below table “Oil price scenarios”);

-	The table “Oil price scenarios” was based on Brent future price estimations; the Group adjusted this marker price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”);

-	The model valuation was based on the expected cash flow approach;

-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”);

-	The levels of production have been linked to certified risked 1P, 2P and 3P reserves (see Note 4);

-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to the 2019 approved budget;

-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves;

-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery;

-	The carrying amount subject to impairment test includes mineral interest, if any;

-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

GEOPARK LIMITED

31 DECEMBER 2018

Note

36 Impairment test on Property, plant and equipment (continued)

Table Oil price scenarios (a):

	Amounts in US$ per Bbl.
Year	Low price (15%)	Middle price (60%)	High price (25%)	Weighted market price used for the impairment test
2019	63.9	63.9	63.9	63.9
2020	51.2	68.2	75.0	67.3
2021	53.3	71.0	78.1	70.1
Over 2022	55.1	73.4	80.7	72.5

(a) The percentages indicated between brackets represent the Group estimation regarding each price scenario.

As a consequence of the evaluation, the following amounts of impairment loss were reversed (recognized):

Amounts in US$ '000	2018	2017	2016
Colombia (a)	11,531	-	5,664
Chile (b)	(6,549)	-	-
Total	4,982	-	5,664

(a)	Reversal of impairment losses due to increases in estimated market prices and improvements in cost structure, and also the known fair value less costs of disposal of the La Cuerva and Yamu Blocks (see Note 35.2).

(b)	Recognition of impairment loss due to the termination of the sales agreement for the TdF’s blocks, with no renovation in place as of the date of these consolidated financial statements.

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited)

The following information is presented in accordance with ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on 31 December 2008. This information includes the Group’s oil and gas production activities carried out in Colombia, Chile, Brazil, Argentina and Peru.

Table 1 - Costs incurred in exploration, property acquisitions and development (a)

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of 31 December 2018, 2017 and 2016. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended 31 December 2018
Acquisition of properties
Proved	-	-	-	54,541	-	54,541
Unproved	-	-	-	-	-	-
Total property acquisition	-	-	-	54,541	-	54,541
Exploration	34,242	6,221	3,217	9,383	1,269	54,332
Development	65,174	3,033	(2,220)	1,836	8,385	76,208
Total costs incurred	99,416	9,254	997	11,219	9,654	130,540
Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended 31 December 2017
Acquisition of properties
Proved	-	-	-	-	-	-
Unproved	-	-	-	-	-	-
Total property acquisition	-	-	-	-	-	-
Exploration	37,017	3,283	5,207	8,080	743	54,330
Development	49,268	10,231	1,210	167	14,074	74,950
Total costs incurred	86,285	13,514	6,417	8,247	14,817	129,280
Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended 31 December 2016
Acquisition of properties
Proved	-	-	-	-	-	-
Unproved	-	-	-	-	-	-
Total property acquisition	-	-	-	-	-	-
Exploration	15,233	5,519	2,555	1,894	-	25,201
Development	12,500	4,566	191	-	-	17,257
Total costs incurred	27,733	10,085	2,746	1,894	-	42,458

(a)Includes capitalized amounts related to asset retirement obligations.

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 2 - Capitalized costs related to oil and gas producing activities

The following table presents the capitalized costs as at 31 December 2018, 2017 and 2016, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Total
At 31 December 2018
Proved properties (a)
Equipment, camps and other facilities	83,023	81,459	5,154	2,458	172,094
Mineral interest and wells	189,514	400,338	63,574	64,084	717,510
Other uncompleted projects (b)	24,061	12,233	-	1,836	38,130
Unproved properties	1,676	41,162	7,073	10,081	59,992
Gross capitalized costs	298,274	535,192	75,801	78,459	987,726
Accumulated depreciation	(122,479)	(281,062)	(43,158)	(16,363)	(463,062)
Total net capitalized costs	175,795	254,130	32,643	62,096	524,664

(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Chile for US$ 6,549,000 and impairment loss reversal in Colombia for US$ 11,531,000.

(b)	Do not include Peru capitalized costs.

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Total
At 31 December 2017
Proved properties (a)
Equipment, camps and other facilities	69,906	80,611	6,036	843	157,396
Mineral interest and wells	291,050	397,031	77,264	11,159	776,504
Other uncompleted projects (b)	11,290	12,508	70	48	23,916
Unproved properties	4,106	49,702	7,585	2,975	64,368
Gross capitalized costs	376,352	539,852	90,955	15,025	1,022,184
Accumulated depreciation	(228,793)	(253,764)	(39,509)	(5,700)	(527,766)
Total net capitalized costs	147,559	286,088	51,446	9,325	494,418

(a)	Includes capitalized amounts related to asset retirement obligations.

(b)	Do not include Peru capitalized costs.

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Total
At 31 December 2016
Proved properties (a)
Equipment, camps and other facilities	46,785	80,611	4,174	843	132,413
Mineral interest and wells	230,100	380,037	77,255	4,849	692,241
Other uncompleted projects	12,534	18,274	2,082	36	32,926
Unproved properties	4,503	48,908	6,468	1,894	61,773
Gross capitalized costs	293,922	527,830	89,979	7,622	919,353
Accumulated depreciation	(190,025)	(230,917)	(29,803)	(5,692)	(456,437)
Total net capitalized costs	103,897	296,913	60,176	1,930	462,916

(a)	Includes capitalized amounts related to asset retirement obligations and impairment loss reversal in Colombia for US$ 5,664,000.

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended 31 December 2018, 2017 and 2016. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Total
Year ended 31 December 2018
Revenue	497,870	37,359	30,053	35,879	601,161
Production costs, excluding depreciation
Operating costs	(55,823)	(20,426)	(5,965)	(20,210)	(102,424)
Royalties	(62,710)	(1,473)	(2,820)	(4,833)	(71,836)
Total production costs	(118,533)	(21,899)	(8,785)	(25,043)	(174,260)
Exploration expenses (a)	(23,953)	(6,855)	(2,846)	(2,277)	(35,931)
Accretion expense (b)	(892)	(1,105)	(918)	(508)	(3,423)
Impairment loss reversal for non-financial assets	11,531	(6,549)	-	-	4,982
Depreciation, depletion and amortization	(41,850)	(27,298)	(10,278)	(10,662)	(90,088)
Results of operations before income tax	324,173	(26,347)	7,226	(2,611)	302,441
Income tax benefit (expense)	(119,944)	3,952	(2,457)	783	(117,666)
Results of oil and gas operations	204,229	(22,395)	4,769	(1,828)	184,775

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Total
Year ended 31 December 2017
Revenue	263,076	32,738	34,238	70	330,122
Production costs, excluding depreciation
Operating costs	(42,677)	(19,685)	(7,603)	(325)	(70,290)
Royalties	(24,236)	(1,314)	(3,134)	(13)	(28,697)
Total production costs	(66,913)	(20,999)	(10,737)	(338)	(98,987)
Exploration expenses (a)	(3,856)	(1,404)	(3,985)	(707)	(9,952)
Accretion expense (b)	(855)	(994)	(930)	-	(2,779)
Depreciation, depletion and amortization	(38,721)	(22,705)	(10,659)	(8)	(72,093)
Results of operations before income tax	152,731	(13,364)	7,927	(983)	146,311
Income tax benefit (expense)	(61,161)	2,005	(2,695)	344	(61,507)
Results of oil and gas operations	91,570	(11,359)	5,232	(639)	84,804

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities (continued)

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Total
Year ended 31 December 2016
Revenue	126,228	36,723	29,719	-	192,670
Production costs, excluding depreciation
Operating costs	(29,326)	(20,674)	(5,738)	-	(55,738)
Royalties	(7,281)	(1,495)	(2,721)	-	(11,497)
Total production costs	(36,607)	(22,169)	(8,459)	-	(67,235)
Exploration expenses (a)	(11,690)	(21,060)	(5,636)	-	(38,386)
Accretion expense (b)	(459)	(897)	(1,198)	-	(2,554)
Impairment loss reversal for non-financial assets	5,664	-	-	-	5,664
Depreciation, depletion and amortization	(29,439)	(29,890)	(12,785)	-	(72,114)
Results of operations before income tax	53,697	(37,293)	1,641	-	18,045
Income tax benefit (expense)	(21,479)	5,594	(558)	-	(16,443)
Results of oil and gas operations	32,218	(31,699)	1,083	-	1,602

(a)	Do not include Peru costs.

(b)	Represents accretion of ARO and other environmental liabilities.

Table 4 - Reserve quantity information

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil and condensate) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

The Group believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008.

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of 31 December 2018, 2017 and 2016 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 4 - Reserve quantity information (continued)

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be exactly measured, and the reserve estimation depends on the quality of available information and the interpretation and judgement of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The estimated GeoPark net proved reserves for the properties evaluated as of 31 December 2018, 2017 and 2016 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of 31 December 2018		As of 31 December 2017		As of 31 December 2016
	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)
Net proved developed
Colombia (a)	32,326.0	1,763.0	21,101.0	-	9,502.0	-
Chile (b)	696.0	11,944.0	720.0	8,688.0	547.0	6,610.0
Brazil (c)	55.0	17,339.0	76.0	23,821.0	72.0	29,525.0
Argentina (d)	2,058.0	6,207.0	-	-	-	-
Peru (e)	-	-	9,502.0	-	9,316.0	-
Total consolidated	35,135.0	37,253	31,399.0	32,509.0	19,437.0	36,135.0

Net proved undeveloped
Colombia (f)	42,449.0	359.0	44,398.0	-	27,838.0	-
Chile (g)	2,622.0	8,823.0	3,423.0	11,329.0	6,052.0	29,690.0
Argentina (h)	1,440.0	3,174.0	-	-	-	-
Peru (e)	18,460.0	-	9,215.0	-	9,305.0	-
Total consolidated	64,971.0	12,356.0	57,036.0	11,329.0	43,195.0	29,690.0

Total proved reserves	100,106.0	49,609.0	88,435.0	43,838.0	62,632.0	65,825.0

(a)	Llanos 34 Block, La Cuerva Block, Yamu Block and Llanos 32 Block account for 96%, 1.5%, 1.5% and 1% (Llanos 34 Block, La Cuerva Block and Yamu Block account for 98%, 1% and 1% in 2017, and Llanos 34 Block and Llanos 32 Block accounts for 99% and 1% in 2016) of the proved developed reserves, respectively.

(b)	Fell Block accounts for 100% (Fell Block and Flamenco Block account for 98% and 2% in 2017, and Fell Block and Flamenco Block account for 99% and 1% in 2016) of the proved developed reserves, respectively.

(c)	BCAM-40 Block accounts for 100% of the reserves.

(d)	Aguada Baguales Block, Puesto Touquet Block, and El Porvenir Block account for 48%, 33% and 19% of the proved developed reserves, respectively.

(e)	Morona Block accounts for 100% of the reserves.

(f)	Llanos 34 Block, La Cuerva Block and Yamu Block account for 97%, 2% and 1% (Llanos 34 Block, La Cuerva Block and Yamu Block account for 97%, 2% and 1% in 2017, and Llanos 34 Block accounts for 100% in 2016) of the proved undeveloped reserves, respectively.

(g)	Fell Block accounts for 100% (Fell Block and Flamenco Block account for 97% and 3% in 2017, and Fell Block and Flamenco Block account for 99% and 1% in 2016) of the proved undeveloped reserves, respectively.

(h)	Aguada Baguales Block and El Porvenir Block account for 75% and 25% of the proved undeveloped reserves, respectively.

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Colombia	Chile	Brazil	Argentina	Peru	Total
Reserves as of 31 December 2015	30,423.3	5,953.8	120.0	-	-	36,497.1
Increase (decrease) attributable to:
Revisions (a)	5,779.0	1,148.0	(34.0)	-	-	6,893.0
Extensions and discoveries (b)	6,311.0	-	-	-	-	6,311.0
Purchase of Minerals in place (c)	-	-	-	-	18,621.0	18,621.0
Production	(5,173.3)	(502.8)	(14.0)	-	-	(5,690.1)
Reserves as of 31 December 2016	37,340.0	6,599.0	72.0	-	18,621.0	62,632.0
Increase (decrease) attributable to:
Revisions (d)	6,315.0	(2,109.0)	19.0	-	96.0	4,321.0
Extensions and discoveries (e)	29,047.0	-	-	-	-	29,047.0
Production	(7,203.0)	(347.0)	(15.0)	-	-	(7,565.0)
Reserves as of 31 December 2017	65,499.0	4,143.0	76.0	-	18,717.0	88,435.0
Increase (decrease) attributable to:
Revisions (f)	9,826.0	(586.0)	(6.0)	-	(257.0)	8,977.0
Extensions and discoveries (g)	8,839.0	41.0	-	-	-	8,880.0
Purchase of Minerals in place (h)	-	-	-	3,968.0	-	3,968.0
Production	(9,389.0)	(280.0)	(15.0)	(470.0)	-	(10,154.0)
Reserves as of 31 December 2018	74,775.0	3,318.0	55.0	3,498.0	18,460.0	100,106.0

(a)	For the year ended 31 December 2016, the Group’s oil and condensate proved reserves were revised upward by 7 mmbbl. The primary factors leading to the above were:

- Better than expected performance from existing wells, resulting in an increase of 9 mmbbl, of which 8 mmbbl was from the Tigana, Jacana and other minor fields in the Llanos 34 Block, and 1 mmbbl was from the Fell Block in Chile.

- Such increase was partially offset by lower average oil prices impacting the La Cuerva and Yamu Blocks in Colombia, resulting in a 2 mmbbl decrease.

(b)	In Colombia, the extensions and discoveries are primarily due to the Jacana field appraisal wells in the Llanos 34 Block.

(c)	In December 2016, we obtained final regulatory approval for our acquisition of the Morona Block in Peru. The Joint Investment and Operating Agreement dated 1 October 2014 and its amendments were closed on 1 December 2016 following the issuance of Supreme Decree 031-2016-MEM.XXX.

(d)	For the year ended 31 December 2017, the Group’s oil and condensate proved reserves were revised upward by 4.3 mmbbl. The primary factors leading to the above were:

- Better than expected performance from existing wells, from the Tigana and Jacana fields in the Llanos 34 Block, resulting in an increase of 3.8 mmbbl.

- The impact of higher average oil prices resulting in a 2.5 mmbbl and 0.4 mmbbl increase in reserves from the blocks in Colombia and Chile, respectively.

- Such increase was partially offset by a decrease in reserves mainly related to a change in a previously adopted development plan in the Fell Block in Chile, resulting in a 2.4 mmbbl decrease.

(e)	In Colombia, the extensions and discoveries are primary due to the Chiricoca, Jacamar, and Curucucu field discoveries in the Llanos 34 Block and the Tigana and Jacana field extensions in the Llanos 34 Block.

(f)	For the year ended 31 December 2018, the Group’s oil and condensate proved reserves were revised upward by 9.0 mmbbl. The primary factors leading to the above were:

- Better than expected performance from existing wells, from the Tigana and Jacana fields in the Llanos 34 Block, resulting in an increase of 15.4 mmbbl.

- The impact of higher average oil prices resulting in a 0.7 mmbbl, 1.0 mmbbl and 0.3 mmbbl increase in reserves from the blocks in Colombia, Peru and Chile, respectively.

- Such increase was partially offset by a decrease in reserves mainly related to a change in a previously adopted development plan in Max, Tua, Chachalaca Sur, Tilo, and Jacamar fields in the Llanos 34 Block, resulting in a 6.3 mmbbl decrease. Also, lower than expected performance from existing wells in Fell Block, resulted in a 0.8 mmbbl decrease. Finally, revisions in Peru resulted in a 1.3 mmbbl decrease.

(g)	In Colombia, the extensions and discoveries are primary due to the Tigana and Jacana fields appraisal wells and the Tigui field discovery in the Llanos 34 Block.

(h)	Purchase of Minerals in place refers to the Aguada Baguales, El Porvenir, and Puesto Touquet fields acquisition during 2018. See Note 35.3 for further details.

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 5 - Net proved reserves of oil, condensate and natural gas (continued)

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Colombia	Chile	Brazil	Argentina	Total
Reserves as of 31 December 2015	-	36,515.0	36,158.0	-	72,673.0
Increase (decrease) attributable to:
Revisions (a)	-	5,078.0	(319.0)	-	4,759.0
Production	-	(5,293.0)	(6,314.0)	-	(11,607.0)
Reserves as of 31 December 2016	-	36,300.0	29,525.0	-	65,825.0
Increase (decrease) attributable to:
Revisions (b)	-	(13,725.0)	59.0	-	(13,666.0)
Extensions and discoveries (c)	-	1,187.0	-	-	1,187.0
Production	-	(3,745.0)	(5,763.0)	-	(9,508.0)
Reserves as of 31 December 2017	-	20,017.0	23,821.0	-	43,838.0
Increase (decrease) attributable to:
Revisions (d)	-	544.0	(679.0)	-	(135.0)
Extensions and discoveries (e)	2,122.0	3,909.0	-	-	6,031.0
Purchase of Minerals in place (f)	-	-	-	10,452.0	10,452.0
Production	-	(3,703.0)	(5,803.0)	(1,071.0)	(10,577.0)
Reserves as of 31 December 2018	2,122.0	20,767.0	17,339.0	9,381.0	49,609.0

(a)	For the year ended 31 December 2016, the Group’s proved natural gas reserves were revised upwards by 5 billion cubic feet. This increase was mainly driven by better than expected performance from existing wells, primarily the Ache field in the Fell Block in Chile, resulting in an addition of 9 billion cubic feet. This increase was partially offset by a reduction of 4 billion cubic feet in the Pampa Larga field, also in the Fell Block.

(b)	For the year ended 31 December 2017, the Group’s proved natural gas reserves were revised downwards by 13.7 billion cubic feet. This was the combined effect of:

- Removal of proved undeveloped reserves due to changes in previously adopted development plan in the Fell Block in Chile and unsuccessful proved undeveloped executions in the Fell Block in Chile (totalling 21.3 billion cubic feet).

- The above was partially offset by an increase of 6.8 billion cubic feet due to a better performance in the proved developed producing reserves in the Fell Block in Chile and the impact of higher average prices that resulted in an increase of 0.8 billion cubic feet.

(c)	In Chile, the extensions and discoveries are primary due to the Uaken Field discovery in the Fell Block.

(d)	For the year ended 31 December 2018, the Group’s proved natural gas reserves were revised downwards by 0.1 billion cubic feet. This was the combined effect of:

- Removal of proved undeveloped reserves due to changes in previously adopted development plan in the Fell Block in Chile and lower than expected performance from existing wells in the Fell Block in Chile (totalling 2.0 billion cubic feet).

- Lower than expected performance from existing wells in BCAM-40 Block, resulting in a decrease of 0.7 billion cubic feet.

- The above was partially offset by higher average prices that resulted in an increase of 2.5 billion cubic feet in the Fell Block in Chile.

(e)	The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile, and the gas discovery of the Une Formation in the Llanos 32 Block, in Colombia.

(f)	Purchase of Minerals in place refers to the Aguada Baguales, El Porvenir, and Puesto Touquet fields acquisition during 2018. See Note 35.3 for further details.

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12-month period for 2018, 2017 and 2016 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Group’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Group has on the discounted future net cash flows derived from the reserves of hydrocarbons.

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves (continued)

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Total
At 31 December 2018
Future cash inflows	4,059,619	317,437	102,104	277,429	1,352,159	6,108,748
Future production costs	(983,782)	(156,724)	(49,255)	(173,053)	(441,801)	(1,804,615)
Future development costs	(207,630)	(39,360)	(3,752)	(54,400)	(293,468)	(598,610)
Future income taxes	(848,519)	(2,515)	(2,231)	(6,610)	(189,922)	(1,049,797)
Undiscounted future net cash flows	2,019,688	118,838	46,866	43,366	426,968	2,655,726
10% annual discount	(640,625)	(29,008)	(5,317)	(8,499)	(188,435)	(871,884)
Standardized measure of discounted future net cash flows	1,379,063	89,830	41,549	34,867	238,533	1,783,842
At 31 December 2017
Future cash inflows	2,434,954	284,711	157,527	-	1,047,540	3,924,732
Future production costs	(531,751)	(131,788)	(56,311)	-	(466,110)	(1,185,960)
Future development costs	(187,414)	(57,690)	(7,524)	-	(235,920)	(488,548)
Future income taxes	(558,226)	(656)	(10,442)	-	(107,294)	(676,618)
Undiscounted future net cash flows	1,157,563	94,577	83,250	-	238,216	1,573,606
10% annual discount	(343,561)	(19,338)	(13,293)	-	(147,682)	(523,874)
Standardized measure of discounted future net cash flows	814,002	75,239	69,957	-	90,534	1,049,732
At 31 December 2016
Future cash inflows	873,771	394,993	200,713	-	941,463	2,410,940
Future production costs	(229,593)	(186,700)	(74,116)	-	(497,187)	(987,596)
Future development costs	(69,996)	(149,785)	(16,352)	-	(234,328)	(470,461)
Future income taxes	(191,096)	(8,344)	(21,041)	-	(69,698)	(290,179)
Undiscounted future net cash flows	383,086	50,164	89,204	-	140,250	662,704
10% annual discount	(113,584)	(14,709)	(15,688)	-	(109,321)	(253,302)
Standardized measure of discounted future net cash flows	269,502	35,455	73,516	-	30,929	409,402

GEOPARK LIMITED

31 DECEMBER 2018

Note

37 Supplemental information on oil and gas activities (unaudited – continued)

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$ '000	Colombia	Chile	Brazil	Argentina	Peru	Total
Present value at 31 December 2015	300,097	68,155	72,316	-	-	440,568
Sales of hydrocarbon, net of production costs	(91,163)	(15,127)	(20,945)	-	-	(127,235)
Net changes in sales price and production costs	(171,131)	(16,854)	16,366	-	-	(171,619)
Changes in estimated future development costs	14,941	(49,763)	542	-	-	(34,280)
Extensions and discoveries less related costs	76,641	-	-	-	-	76,641
Development costs incurred	17,302	9,417	2,214	-	-	28,933
Revisions of previous quantity estimates	70,180	22,765	(1,872)	-	-	91,073
Purchase of Minerals in place	-	-	-	-	30,929	30,929
Net changes in income taxes	3,030	8,256	(4,020)	-	-	7,266
Accretion of discount	49,605	8,606	8,915	-	-	67,126
Present value at 31 December 2016	269,502	35,455	73,516	-	30,929	409,402
Sales of hydrocarbon, net of production costs	(198,631)	(14,251)	(26,979)	-	-	(239,861)
Net changes in sales price and production costs	289,199	26,928	(3,000)	-	69,962	383,089
Changes in estimated future development costs	(124,053)	79,078	8,385	-	(9,725)	(46,315)
Extensions and discoveries less related costs	49,574	-	-	-	-	49,574
Development costs incurred	67,571	7,146	-	-	-	74,717
Revisions of previous quantity estimates	673,622	(69,594)	603	-	1,133	605,764
Net changes in income taxes	(258,842)	6,097	7,976	-	(11,828)	(256,597)
Accretion of discount	46,060	4,380	9,456	-	10,063	69,959
Present value at 31 December 2017	814,002	75,239	69,957	-	90,534	1,049,732
Sales of hydrocarbon, net of production costs	(380,829)	(18,923)	(24,781)	(21,243)	-	(445,776)
Net changes in sales price and production costs	397,064	16,093	(15,170)	-	191,288	589,275
Changes in estimated future development costs	(18,632)	413	(1,426)	-	9,611	(10,034)
Extensions and discoveries less related costs	271,933	12,323	-	-	-	284,256
Development costs incurred	85,880	2,980	-	737	-	89,597
Revisions of previous quantity estimates	257,540	(4,517)	(1,879)	-	(7,098)	244,046
Purchase of Minerals in place	-	-	-	55,373	-	55,373
Net changes in income taxes	(185,118)	(1,368)	6,808	-	(65,585)	(245,263)
Accretion of discount	137,223	7,590	8,040	-	19,783	172,636
Present value at 31 December 2018	1,379,063	89,830	41,549	34,867	238,533	1,783,842

GEOPARK LIMITED

31 DECEMBER 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 6, 2019